Progress in Practice 2025 Sustainability Report

Photo: Plant nursery at the Xavantina Operations ABOUT THIS REPORT This is Ero’s sixth annual Sustainability Report. It aims to inform interested parties about the Company’s environmental, social, and governance (“ESG”) performance and strategy. Ero is committed to long-term sustainability, focusing on strengthening the environmental and social programs that support our operations and contribute to the resilience of the communities where we operate. This report covers the 2025 calendar year. Ero continually assesses corporate disclosure practices and requirements to provide relevant and transparent information about our business. The data herein has been collected by our operating sites under the supervision of management. Some financial and performance data has been extracted from our audited 2025 financial statements and Management’s Discussion and Analysis for the year ended December 31, 2025. This report contains disclosures prepared with reference to the Global Reporting Initiative (“GRI”) Standards. Additionally, this report features disclosures aligned with the Sustainability Accounting Standards Board (“SASB”) Metals and Mining Standard. Our ESG performance data and relevant disclosure related to these standards are listed in the appendix to this report. Our contributions to the UN Sustainable Development Goals (“SDGs”) are presented on pages 15–17. Unless otherwise stated, monetary values are reported in U.S. dollars and are converted from the currency of operations at the foreign exchange market rate as of December 31, 2025. In this report, we refer to Ero Copper Corp. and its subsidiaries as “Ero Copper,” “Ero,” “the Company,” “our Company,” “we,” “us,” and “our.” Please direct any sustainability-related inquiries to our sustainability team at info@ero.com. Progress in Practice Ero is strengthening and harmonizing systems to match the growing scale and complexity of our business. In 2025, we made specific, transformative changes that are already delivering results and whose full effects continue to roll out. These advances – real, meaningful, still underway – inspired this year’s report theme: Progress in Practice. 2 ERO 2025 SUSTAINABILITY REPORTSustainability at Ero Responsible Mining People Environment

Photo: Team members at the Xavantina Operations TABLE OF CONTENTS ABOUT ERO 4 OUR OPER ATIONS 6 MESSAG E FROM OUR CEO 8 SUSTAINABILIT Y AT ERO 9 Our Priorities 10 Now: Progress Against Our 2025 Sustainability Goals 11 Next: Our Sustainability Goals for 2026 12 Stakeholder Engagement 13 United Nations Sustainable Development Goals 15 RESP ONSIBLE MINING 18 Corporate Governance 19 Sustainability Governance 20 Ethics and Compliance 22 Privacy and Data Protection 23 Human Rights and Responsible Procurement 25 Risk Management 27 PEOPLE 28 Health and Safety 29 People, Leadership, and Performance 31 About Our Teams 33 ENVIRONMENT 34 Environmental Management and Monitoring 35 Responsible Water Management 36 Climate 38 Air Quality and Local Impacts 39 Biodiversity 40 Tailings and Waste Management 42 PERFORMANCE DATA AND REP ORTING INDICES 44 Data Tables 45 GRI Index 88 SASB Index 100 3 ERO 2025 SUSTAINABILITY REPORTSustainability at Ero Responsible Mining People Environment

ERO 2025 SUSTAINABILITY REPORTSustainability at Ero4 Responsible Mining People Environment Photo: Team member at the Tucumã processing plant ABOUT ERO Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project. Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on Ero’s website, SEDAR+, and EDGAR.

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Sustainability at Ero Responsible Mining People Environment
ERO 2025 SUSTAINABILITY REPORT

Our Purpose, Vision, and Values

Guided by our values of care, boldness, honesty, collaboration, and excellence, we responsibly produce the minerals essential for a better tomorrow while advancing our vision to power the future through safe, innovative, and responsible operations.

PURPOSE

Responsibly produce the minerals essential for a better tomorrow.

VISION

Power the future through safe and responsible production by embracing innovation and pursuing the highest standards of operational excellence to create lasting value for our shareholders, people, and communities.

VALUES

Care – We prioritize the safety and well-being of our people, communities, and environment.

Boldness – We have the courage to challenge the status quo, embrace innovation, and strive for continuous improvement across all areas of our business.

Honesty – We present information truthfully and transparently to maintain integrity across all interactions.

Collaboration – We believe in the power of working together – with our teams, partners, and communities – to achieve shared goals and mutual success.

Excellence – We strive for the highest standards in everything we do.


MSA
ERO

Photo: *Team members at the Caraíba Operations*

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OUR OPERATIONS

Ero's operations are located across three regions of Brazil, each with distinct social, economic, and environmental characteristics.


Brazil
Furnas Copper-Gold Project
(Pará)
Caraíba Operations
(Bahia)
Tucumã Operation
(Pará)
4
3
1
2
Xavantina Operations
(Mato Grosso)
Brazil Technical Office
(Belo Horizonte)
Brazil Corporate Office
(São Paulo)
Canada
Canada Corporate Office
(Vancouver)

1 CARAÍBA OPERATIONS

Bahia, Brazil | Ownership: 99.6% | Stage: Operating | 2025 Copper Production: 36,035 tonnes

The Caraíba Operations are located in northeastern Bahia State, Brazil, approximately 385 kilometres north-northwest of Salvador, the state's capital. Spanning approximately 186,000 hectares, including exploration licences, the Caraíba Operations encompass a fully integrated mining and processing complex, which includes the Pilar and Vermelhos underground mines, the Surubim open pit mine, and the Caraíba Mill and associated facilities.

With over 50 years of operating history, Caraiba is Ero's flagship asset and continues to demonstrate the long-term potential of a multi-generational operation. In 2025, the operation produced 36,035 tonnes of copper, supported by record mill throughput following the successful completion of a multi-quarter debottlenecking program. A well-executed plan to restore mine flexibility drove higher mining rates at the Pilar Mine, and continued investment in the new Pilar shaft is positioning the operation to pursue meaningful operational and cost efficiencies, as well as production growth, once completed.

The mine life of the Caraiba Operations is estimated at over 15 years, underpinned by a track record of exploration success since our acquisition of the asset. Ongoing regional exploration programs continue to test the potential of the broader land package.

ERO 2025 SUSTAINABILITY REPORT7 EnvironmentPeopleResponsible MiningSustainability at Ero 2 X AVA NTIN A O PE R ATIO NS Mato Grosso, Brazil | Ownership: 97.6% | Stage: Operating | 2025 Gold Production: 52,290 ounces1 The Xavantina Operations are located in eastern Mato Grosso State, approximately 660 kilometres east of Cuiabá, the state capital. The operations include fully integrated underground gold mining and processing facilities, spanning a land package of over 134,000 hectares, including exploration licences. In 2025, the Xavantina Operations achieved two significant operational milestones. The successful transition to full mechanization paved the way for higher sustained development and mining rates while improving the health, safety, and working environment of the underground mine. In parallel, a year-long value-creation initiative culminated in the commencement of gold concentrate sales in Q4 2025, contributing significantly to full-year financial performance. As a result, gold produced from mining and 1 Includes 37,291 ounces from mining and processing operations and 14,999 ounces contained in gold concentrate shipments. 2 For more information on our updated mineral resource estimate, please see our press release dated November 3, 2025. 3 For more information on our plans to earn a 60% interest in the Furnas Copper-Gold Project, please see our press releases dated October 30, 2023, and July 22, 2024. 4 For more information on the Furnas PEA, please see our press release dated February 23, 2026, and the Furnas Technical Report filed on SEDAR+ on March 30, 2026. processing operations, together with gold in concentrate shipments, totaled 52,290 ounces for the year. Exploration continues to play an important role in the long-term outlook for Xavantina. In 2025, we announced a meaningful increase to Xavantina’s mineral resource estimate2 and commenced infill drilling and engineering studies to upgrade new extensions of mineralization within the mine and support a planned expansion of underground operations following the successful transition to mechanized mining. 3 TU CU M Ã O PE R ATIO N Pará, Brazil | Ownership: 99.6% | Stage: Operating | 2025 Copper Production: 28,272 tonnes The Tucumã Operation, Ero’s newest operation, is located within the Carajás Mineral Province in Pará State, Brazil, and encompasses an open pit mine and adjacent copper sulphide processing facility within an approximately 4,000-hectare land package. Construction was completed safely and on schedule in 2024, with commercial production subsequently achieved effective July 1, 2025. Full-year copper production totaled 28,272 tonnes, including 16,854 tonnes following the achievement of commercial production, with sequentially higher production each quarter through 2025. 4 FURNAS COPPER-GOLD PROJECT Pará, Brazil | Ownership: 60% upon completion of earn-in agreement3 | Stage: Advanced Stage The Furnas Copper-Gold Project is an iron oxide copper gold (“IOCG”) deposit located about 190 kilometres northeast of the Tucumã Operation. The project covers roughly 2,400 hectares within the Carajás Mineral Province and sits less than 15 kilometres from extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation, and Vale’s railroad loadout facility. In February 2026, Ero announced the results of an inaugural preliminary economic assessment (“PEA”),4 outlining the potential for a large-scale, long-life operation with strong economics. The PEA contemplates four distinct operating areas, incorporating a series of selective open pits and two underground mines across the deposit’s two primary high-grade zones, feeding a centralized processing facility with a design capacity of 13.5 million tonnes per annum. Conventional flotation will produce a copper concentrate with significant gold and silver by-product credits over an initial 24-year mine life. The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Photo: Aerial view of the Tucumã Operation 4 3 2

ERO 2025 SUSTAINABILITY REPORT8 EnvironmentPeopleResponsible MiningSustainability at Ero MESSAGE FROM OUR CEO 2025 was a year of Progress in Practice for Ero, as our teams translated important commitments into stronger systems, safer ways of working, and more consistent execution across the business. As our company has grown, so too have the scale and complexity of our operations. In 2025, we continued to strengthen the foundations needed to support that growth responsibly. We achieved commercial production at Tucumã, continued to strengthen operational stability and performance at Caraíba and Xavantina, and made important progress across the systems and practices that shape how we work every day. For me, no area of this work is more important than health and safety. Protecting people is personal, and it remains one of the clearest measures of our success as a company. In late 2024, we began a comprehensive safety transformation, and throughout 2025 our teams advanced that work with focus and discipline. The goal was not only to improve individual policies or procedures, but to build a more consistent safety culture across Ero, supported by common tools, stronger leadership engagement, clearer accountability, and more effective learning across our operations. The progress we made is encouraging. In 2025, we recorded zero fatalities and achieved our lowest lost-time injury frequency rate since 2021. These results belong to people across our organization: our Board of Directors, our executive team, our safety leaders, supervisors, contractors, and especially the workers whose daily choices and commitment shape our culture on the ground. At the same time, we know safety has no finish line. The work ahead is to sustain and deepen the progress we have made, bringing greater ownership of newly implemented safety and risk-management programs in-house, continuing to use independent expertise where it adds value, and embedding risk-based thinking into the way we plan, operate, and lead. This same commitment to disciplined improvement can be seen in other areas of our sustainability performance. In 2025, we strengthened our approach to human rights through a structured inspection program for contractors and suppliers. We continued to improve ESG data management, including through stronger governance over human resources and contractor data and the continued integration of systems that support more reliable emissions monitoring. We also advanced a new crisis communications framework to help ensure we are prepared to respond quickly, transparently, and responsibly when challenges arise. Just as importantly, we continued to invest in our people and leadership systems. Over the past year, we worked to strengthen talent development, performance management, and leadership capability across the organization. These efforts are part of a broader shift toward OneEro – working as one team, aligned on priorities, accountable for results, and committed to doing things the right way. Our purpose – Responsibly produce the minerals essential for a better tomorrow – reflects both what we produce and how we seek to produce it. Copper and gold are important to the world’s continued development, including the technologies and infrastructure that support a lower-carbon future. But our contribution only has lasting value if it is built on care for people, respect for communities, responsible environmental management, and disciplined execution. That is the spirit of this year’s Sustainability Report theme: Progress in Practice. The progress described in this report is practical, specific, and still ongoing. It reflects the work of many teams across Ero, from safety and operations to human resources, environment, legal, communications, procurement, and community relations. I am proud of what our teams accomplished in 2025, and I am equally focused on the work still ahead. As we enter 2026, our priorities are clear: protect our people, execute with discipline, strengthen our systems, and continue building a company capable of creating long-term value for all stakeholders. Thank you to our employees, contractors, communities, partners, and shareholders for your continued trust and support. Vamos em Frente, Makko DeFilippo President & Chief Executive Officer Ero Copper

Photo: Environmental team member at the Xavantina Operations’ plant nursery ERO 2025 SUSTAINABILITY REPORT9 Sustainability at Ero Responsible Mining People Environment SUSTAINABILITY AT ERO Focus, Action, and Accountability

10 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

OUR PRIORITIES

Ero works to align our sustainability priorities with our strategic, operational, and financial objectives, focusing on creating long-term value through responsible mining. We identify priority sustainability topics by evaluating where we can better manage our impacts and pursue opportunities that benefit all stakeholders. Input from employees, investors, regulators, and other interested parties helps shape these priorities. Ongoing consultation with the communities where we operate is also essential for identifying key issues and ensuring relevant, transparent disclosures.

In addition to stakeholder input and expectations, Ero's sustainability reporting is informed by:

- Our understanding of the direct social and environmental impacts of our business activities;
- Input from our Board of Directors and Executive Committee on relevant issues;
- Our regulatory and legal obligations, which we monitor continuously; and
- Risks to our business operations, which we assess regularly.

We plan to complete a double materiality assessment in 2026 to support an updated review of sustainability-related impacts, risks, and opportunities.

MATERIAL TOPICS[1]

- Biodiversity
- Business Ethics
- Community Development
- Energy and Climate
- Health and Safety
- Human Rights
- Local Employment and Procurement
- Respecting Diversity
- Tailings and Waste
- Water

1 The reporting boundary for each priority is limited to local operations and communities.

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NOW

PROGRESS AGAINST OUR 2025 SUSTAINABILITY GOALS

2025 GOALS	Implement a company-wide safety transformation program in partnership with DSS+, a globally recognized operational safety consulting firm	Strengthen our ESG data management, systems, and reporting practices	Advance the implementation of our Modern Slavery Prevention Framework	Build out a company-wide crisis resilience framework with a focus on transparent communication and coordinated response across our workforce, communities, and stakeholders
PERFORMANCE AGAINST THESE GOALS	ACHIEVED We significantly advanced the safety transformation throughout 2025. Our progress, achieved in partnership with DSS+, is reflected in: • Zero fatalities during the year. • Our company's lowest lost-time injury frequency rate ("LTIFR") since 2021, at 0.46. The scale and operational complexity of our business have increased significantly since 2021, making this safety performance especially meaningful.	ACHIEVED Our gains in this area in 2025 included: • Strengthened governance over HR and contractor data. • Continued integration of DeepESG for greenhouse gas ("GHG") emissions monitoring. • Launch of the OneEro program, consolidating and standardizing core IT systems and infrastructure to improve data governance, consistency, and reliability across the organization, including for ESG-related data.	ACHIEVED In 2025, we implemented a structured inspection program under our Modern Slavery Prevention Framework. Inspections, which occur without prior notice, support supplier and contractor due diligence and assess compliance with contractual requirements, including with respect to human rights protection, working and housing conditions, and responsible business conduct.	ACHIEVED In 2025, Ero's communications and legal teams advanced the design and documentation of a formal crisis communications framework to support operational resilience and coordinated response in the event of a range of possible adverse events. This work establishes the foundation for a structured company-wide rollout in 2026.

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NEXT

OUR SUSTAINABILITY GOALS FOR 2026

Our 2026 sustainability goals are designed to build on the progress we made in 2025 across our sustainability program and broader business. Some of the 2026 goals focus on the same areas of our business as last year, but the work we're undertaking within each area is new. With dedicated resources and continued focus, we aim to reinforce and extend our gains from 2025.

SAFETY

Complete the safety transformation program and transition to a continuous improvement model under full Ero ownership, supported by periodic independent audits by a third-party safety specialist.

RISK MANAGEMENT

Conduct a comprehensive review of Ero's enterprise risk management framework and risk register, with support from independent third-party specialists, to strengthen consistency, rigour, and oversight.

CRISIS RESILIENCE

Conduct a formal, company-wide rollout of Ero's crisis communications framework.

MODERN SLAVERY

Expand the structured inspection program to a broader group of suppliers and contractors.

PEOPLE, LEADERSHIP, AND PERFORMANCE

Strengthen Ero's workforce development and leadership training programs. Implement a refreshed performance management framework focused on clear goal setting, progress tracking, and consistent evaluation of performance and development across the organization.

Photo: *Rio Manso, an important waterway near our Xavantina Operations*

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STAKEHOLDER ENGAGEMENT

Ero seeks to build trust and demonstrate accountability in all our relationships. Our approach to stakeholders is an expression of our values and an integral part of our commitment to responsible mining. In 2025, we upheld our long-standing commitment to clear communication about our business and sustainability performance, including our achievements, goals, risks, challenges, opportunities, and results over time.

STAKEHOLDER GROUP	STAKEHOLDERS	PRIORITY AREAS	ENGAGEMENT APPROACHES
People	**Employees and contractors**	Job opportunity; health and safety; professional development; salary and benefits	Regular management; health and safety meetings; ethics hotline; company events; employee surveys (e.g., on engagement, satisfaction, diversity); information campaigns
	Local communities	Infrastructure (e.g., water supply, road improvement); employment and contracting opportunities; local economic development; poverty reduction; medical support; entrepreneurship assistance	Regular, open dialogue at community meetings; community investment programs; partnerships with local organizations; additional engagement through formal and informal grievance mechanisms
	Landowners	Land access agreements; payments and royalties; environmental management and rehabilitation	Regular, open dialogue at community meetings; direct engagement and dialogue as needed; compliance with landowner agreements
Organizations	**Government (federal, state, local)**	Taxes, royalties, employment, legal compliance, regulatory compliance, public-private partnerships	Regular engagement with regional government agencies to foster economic development, community health, and environmental stewardship
	Environmental and mining regulators	Environmental licensing; mineral rights compliance; tailings dam safety; mine closure plans; water and biodiversity permits	Periodic reporting in accordance with licences; participation in prescribed inspection processes; submission of environmental monitoring reports; engagement on regulatory consultations
	Emergency and civil defence authorities	Emergency response plans; dam breach risk; community safety protocols; notification systems	Joint emergency drills; submission and integration of emergency response plans with municipal and state civil defence authorities
	Industry associations	Industry collaboration; responsible mining practices; policy and regulatory developments	Active participation in industry associations and working groups
	Universities and other educational institutions	Workforce development; training programs; research partnerships	Partnerships for workforce training, internships, and collaborative research initiatives

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STAKEHOLDER GROUP	STAKEHOLDERS	PRIORITY AREAS	ENGAGEMENT APPROACHES
Organizations (continued)	**Non-governmental organizations**	Responsible mining practices; environmental protection; community development	Engagement determined by inbound inquiries
	Unions	Worker safety; compensation; benefits; working conditions	Regular dialogue with union representatives; collective bargaining and compensation negotiations
	Project partners	Safety; project execution; risk management	Regular dialogue according to partnership agreements
	Media	Transparency and access to information; company performance; industry developments	Responses to media inquiries; press releases; public disclosures
Supply chain	**Suppliers**	Partnerships; purchasing and revenue; strength of local supply chain; human rights (including forced and child labour)	Frequent dialogue related to topics ranging from purchase orders, supply needs and negotiations, and due diligence requirements
	Customers	Quality assurance/quality control; reputation; responsible mining accreditations; consistency of supply	Ongoing dialogue regarding logistics and pricing for copper concentrate and gold doré sales; responses to ad hoc requests
Capital providers	**Equity investors (shareholders)**	Financial performance; operational performance; strategy; ESG performance and disclosure	Frequent engagement with existing and potential shareholders through marketing, conferences, targeted outreach, quarterly financial reports, and annual sustainability reports
	Debt investors (bondholders)	Credit quality; liquidity and leverage; operational performance; ESG risk management	Participation in earnings calls; fixed-income investor engagement; public disclosures
	Lenders (bank syndicate)	Financial performance; liquidity; compliance with credit agreements; risk management	Reporting under credit agreements; engagement with lending institutions; discussions regarding financial and operational performance
	Stream partner	Operational performance of underlying asset; mine life and production profile; ESG performance; compliance with streaming agreement	Operational and financial reporting; site visits; technical dialogue regarding asset performance
Capital market intermediaries	**Equity research analysts**	Financial and operational performance; strategy; industry outlook; ESG disclosures	Analyst meetings and conferences; earnings calls; technical discussions and site visits
	Credit rating agencies	Credit profile; financial strategy; capital structure; risk management	Periodic rating reviews; engagement with management; quarterly financial reporting

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UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS

Ero supports the SDGs and demonstrates our commitment through concrete action. In 2024, we adopted a new approach to monitoring and reporting our contributions to the SDGs by aligning with those where we can have direct and meaningful impact. This was part of a broader effort – across our sustainability program and beyond – to sharpen our focus by selecting fewer priorities and committing to meaningful actions on each. This process, which began in 2024 and significantly shaped our work in 2025, is distilled in this year's Sustainability Report theme: *Progress in Practice*.

Taking stock of our activities in 2025, we report below on the SDGs where we make direct contributions and, we believe, we have achieved significant outcomes.

SDG	OUR 2025 CONTRIBUTION
2 ZERO HUNGER *SDG 2: Zero Hunger*	• Continued to assist local goat farmers through the CAPRIBÉEE cooperative, which produces award-winning, artisanal goat milk cheeses. CAPRIBÉEE became self-sustaining in 2025. • Invested more than BRL 1,000,000 through the Rural Sustainability Program in the Semi-Arid Region near our Caraíba Operations to strengthen rural food and value chains. For information, see page 37. • Launched a new chicken production program in 2025, establishing 20 production units near our Caraíba Operations to strengthen local production of eggs and poultry meat.
3 GOOD HEALTH AND WELL-BEING *SDG 3: Good Health and Well-Being*	• The Pilar polyclinic was reclassified as a full hospital and renamed Hospital Vale do Curaçá ("HVC") in 2025. Ero was instrumental in the improvement of this regional facility, investing $4.5 million through 2023 to enable a major renovation and expansion. See page 27 of our 2024 Sustainability Report for more about the polyclinic. • Continued long-standing support of Fazenda Renascer near our Caraíba Operations, which assisted more than 20 residents in substance-dependence recovery in 2025. Total support exceeded BRL 316,000. See page 27 of our 2023 Sustainability Report for more about this program.

ERO 2025 SUSTAINABILITY REPORT16 EnvironmentPeopleResponsible MiningSustainability at Ero SDG OUR 2025 CONTRIBUTION SDG 4: Quality Education • Served 120 vulnerable school-aged children at year-end 2025 (up from 117 in 2024) through Project Hope at Xavantina, an educational enrichment program. See page 28 of our 2024 Sustainability Report for more about Project Hope. • Maintained our partnership with Associação de Pais e Amigos dos Excepcionais in Nova Xavantina, contributing to multidisciplinary services and inclusion-focused activities for 86 students with disabilities. • Provided education subsidies for approximately 700 students who are children of Ero employees. In the municipality of Jaguarari, we subsidize 531 students (over 60% of our employees’ children attending school), representing approximately 38% of the local private-school enrollment. • Continued to invest in youth development and early-career talent pipelines through our Young Apprentice Program and paid Internship Program, which benefited approximately 230 high school students and 25 university students, respectively. • Supported environmental education programs for children both near our Caraíba Operations (14 schools and nearly 4,000 students engaged) and in Nova Xavantina (1,650 students). SDG 5: Gender Equality • Continued to meet our target, established in 2022, of having 30% women Directors on our Board. • Supported female entrepreneurship through: - A BRL 1,00,000 investment in equipment for the Semeando Juntas Association at Tucumã, a 38-woman cooperative producing cocoa-derived products. - The Carmélias Association at Caraíba, a 26-woman association from the Arapuá community producing confections and coconut-based products. SDG 6: Clean Water and Sanitation • Continued to support local water security, including through the construction of underground dams and by operating a pipeline that provides water from the São Francisco River to residents and small agricultural producers near our Caraíba Operations. For information, see page 37. • Hosted the annual “Rio Limpo é Vida” river clean-up of the Rio das Mortes near our Xavantina Operations. For information, see page 37. SDG 8: Decent Work and Economic Growth • Implemented a structured inspection program under our Modern Slavery Prevention Framework in 2025 and conducted a range of site inspections. • Advanced our company-wide safety transformation program in 2025, helping strengthen safety culture and risk management across the organization and contributing to our strongest safety performance since 2021, with an LTIFR of 0.46 and zero fatalities. For information, see pages 29–30. • Launched the Local Supplier Qualification and Development Program at Tucumã in partnership with FIEPA/Redes and ACIAPT to train and develop local companies, improve supplier readiness, and strengthen the regional supply chain.

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SDG	OUR 2025 CONTRIBUTION
SDG 11: Sustainable Cities and Communities	• Supported a growing portfolio of cultural and sports programs in the communities surrounding our Caraíba Operations: – Caatinga Fight (sports-based social inclusion through mixed martial arts): 400+ participants across three municipalities. – March 15 Philharmonic Music School (Barro Vermelho community, Curaçá): 50+ participants. – Flamengo Athletics School (Jaguarari): 100+ students, with participants recognized in national and international competitions. – Football Training School (Poço de Fora, Curaçá): 100+ youth. – Sponsored more than 15 traditional cultural events in surrounding communities including vaqueiro masses, horseback processions, and goat/sheep fairs. • Advanced local economic sustainability around Tucumã through the Local Economic Diversification Support Program ("PDEL"), supporting entrepreneurship, income generation, and the development of sustainable local production chains, including cattle ranching, fish farming, and cocoa seed processing, while promoting the sustainable use and value addition of regional resources.
SDG 12: Responsible Consumption and Production	• Launched a circular-economy initiative at our Xavantina Operations in Q4 2025, which diverted 14,250 tonnes of waste, commercializing gold-bearing legacy stockpiles as gold concentrate and contributing 14,999 ounces in 2025 as gold output. • Continued to advance tailings disposal and tailings management infrastructure at our Caraíba Operations, at Xavantina, and at Tucumã. For information, see page 43.
SDG 15: Life On Land	• Operated plant nurseries to provide native plant seedlings for environmental recovery, municipal afforestation, and community education at our Caraíba and Xavantina Operations. For information, see page 41.

Photo: Team member at our Tucumã Operation NOW NEXT RESPONSIBLE MINING Producing Critical Minerals with Care Since our founding in 2016, Ero has worked to produce critical minerals while prioritizing the safety of our workers, the prosperity of local communities, and the health of the environment. As the scale and complexity of our business grow, we’re investing to not only sustain but to deepen these commitments – broadening the benefits of our work while collaborating to mitigate risks. 18 ERO 2025 SUSTAINABILITY REPORTResponsible MiningSustainability at Ero People Environment

19 Sustainability at Ero **Responsible Mining** People Environment ERO 2025 SUSTAINABILITY REPORT

CORPORATE GOVERNANCE

Strong corporate governance is central to Ero's commitment to responsible mining. We strive to uphold high standards of ethics, transparency, and accountability, recognizing that performance in these areas supports the long-term success of our business and our ability to create value for stakeholders.

Activities and Communication

Our Board of Directors (the "Board") fulfills its responsibilities directly and through its four committees. The Board and its committees meet regularly and convene additional sessions as required. Meetings are structured and overseen by committee chairs or, in the case of the entire Board, by the Executive Chairman or Lead Director. Any director may propose new agenda items, request a report – in writing or in person – from any member of senior management, or raise subjects that are not on the agenda for the meeting. Meeting materials are distributed in advance via a secure portal.

Board Committee Composition and Leadership

Our Board consists of 10 directors. Apart from Ero's Executive Chairman, David Strang, and President and CEO, Makko DeFilippo, the remaining directors are independent.

Ero strives to maintain a Board with a diverse set of skills, knowledge, and experience relevant to all aspects of the mining industry, as articulated in our Diversity Policy. We are proud that women have held 30% of Board positions since 2022.

Each committee of the Board is composed entirely of independent directors. Details on committee mandates are available on our website.

MEMBERS	NOMINATING AND CORPORATE GOVERNANCE	ENVIRONMENTAL, HEALTH, SAFETY, AND SUSTAINABILITY	AUDIT	COMPENSATION
Jill Angevine		■	●	
Lyle Braaten	■		■	
Steven Busby	■	■		
Makko DeFilippo *President, CEO, and Director*				
Dr. Sally Eyre	●			■
Robert Getz	■			●
Chantal Gosselin		●		■
David Strang *Exec. Chairman*				
Faheem Tejani			■	■
John Wright *Lead Director*		■	■	

Committee chair ● Committee member ■

RELEVANT POLICIES

Diversity Policy

Majority Voting Policy

20 Sustainability at Ero **Responsible Mining** People Environment
ERO 2025 SUSTAINABILITY REPORT

SUSTAINABILITY GOVERNANCE

Ero works to uphold its sustainability commitments through a range of governance tools and accountability mechanisms. The Board of Directors is responsible for reviewing the Company's sustainability performance and management practices.

Beyond the regular program of oversight activities set out below, which includes an annual site visit by all Board members to all Ero operations, targeted activities may be initiated in response to current areas of focus. For example, in 2025, members of the Environmental, Health, Safety, and Sustainability Committee conducted an additional site visit to Ero operations focused entirely on changes connected to our safety transformation.

Two committees are responsible for informing the wider Board about the Company's performance on specific matters related to sustainability:

- **The Environmental, Health, Safety, and Sustainability ("EHSS") Committee** meets quarterly with Ero management to review Ero's performance and public disclosures related to health and safety, environmental matters, community relations, and sustainability. The Committee also reviews related strategies and work plans annually, and policies on an ad hoc basis, sharing its findings and perspectives with the wider Board.
- **The Nominating and Corporate Governance ("N&CG") Committee** periodically reviews Ero's corporate governance policies with Ero management and makes policy recommendations to enhance Board and committee effectiveness. These reviews examine overall governance principles and practices, as well as the Company's current disclosure practices and how they compare with those of comparable and leading companies. The N&CG Committee periodically presents a list of corporate governance issues to the Board for review, discussion, and/or action.


Board of Directors and EHSS and N&CG Committees
President, CEO, and Director
EVP and COO
EVP, General Counsel and Corporate Secretary
EVP, External Affairs & Strategy
Operational EHSS Team

Photo: *Geologists inspecting drill core at Xavantina*

ERO 2025 SUSTAINABILITY REPORT21 EnvironmentPeopleResponsible MiningSustainability at Ero Performance- Based Executive Compensation Ero sees sustainability as integral to our overall business performance. For that reason, we tie our executive officers’ annual performance incentives (“APIs”) to key ESG initiatives and other critical business imperatives, such as operational performance at our mines. In 2025, ESG targets accounted for 25% of executive APIs, which recognize short-term efforts and milestone achievements that are aligned with Ero’s long-term success. Consistent with our company-wide safety transformation initiative, a major focus across Ero in 2025, 20% of executive APIs were directly tied to safety performance and the advancement of safety programs across the Company. Of this total, 15% of executive APIs were linked to our LTIFR, reinforcing leadership accountability for improving safety outcomes across our operations. An additional 5% were tied to advancing our safety transformation initiative, a key program supporting the evolution of Ero’s safety systems, leadership practices, and safety culture. As a result, 80% of ESG-linked incentives in 2025 were directly tied to safety performance and safety leadership. The remaining 5% of sustainability- linked incentives were tied to environmental performance, with a focus on the prevention of significant environmental incidents. Each year, APIs are developed by the Board and its Compensation Committee to align with Ero Copper’s highest priorities. By linking executive compensation to measurable ESG objectives, we reinforce leadership accountability for advancing safety performance, strengthening environmental stewardship, and supporting responsible operational practices across the Company. RELEVANT POLICIES Corporate Social Responsibility Policy Environmental Policy Global Human Rights Policy Health and Safety Policy Supplier Code of Conduct Code of Business Conduct and Ethics Photo: Team members at Caraíba

ERO 2025 SUSTAINABILITY REPORT22 EnvironmentPeopleResponsible MiningSustainability at Ero ETHICS AND COMPLIANCE Ero is committed to upholding high standards of ethics, compliance, and accountability in every aspect of our business. We take a proactive approach, pursuing ongoing improvement in our procedures and oversight practices. All Ero Board members and employees – including all officers, executives, and senior managers – are required to commit to our Code of Business Conduct and Ethics, which mandates honest and ethical conduct, including in the handling of potential conflicts of interest and the protection of corporate information. All Board members, officers, executives, and senior managers are also required to sign Ero’s Anti-Corruption Policy. Our Supplier Code of Conduct extends these expectations to our supply chain, including suppliers, contractors, and service providers, requiring them to conduct themselves honestly and ethically and to adhere to Ero’s Anti-Corruption Policy and all applicable anti-corruption laws, including Canada’s Corruption of Foreign Public Officials Act. We train leaders and employees on the prevention of modern slavery, fulfilling commitments made in our Global Human Rights Policy and in our 2024 Modern Slavery Act Report. Signatories to our Code of Business Conduct and Ethics are required to report any Code violations they may witness. We offer an ethics hotline for anonymous reporting, supported by a Whistleblowing Policy that outlines protections for those who report violations. To fulfill our ethics and compliance commitments, we employ a comprehensive set of procedures and controls, supported by rigorous audit and oversight practices. In accordance with applicable regulations, third-party auditors regularly review our systems and controls. Since Ero’s initial public offering in October 2017, these audits have found no significant deficiencies. New Initiatives Introduced in 2025 We adopted a structured inspection program that builds on our existing practices for ensuring compliance with our expectations and contractual requirements regarding modern slavery and other conduct and governance policies. See Human Rights and Responsible Procurement, page 25. Oversight The policies, training, and related efforts described above are reviewed by the Audit Committee or the EHSS Committee of our Board, each of which met four times in 2025. These committees review ethics and compliance, financial disclosure and controls, and all other entity-level controls, including those related to anti-corruption and modern slavery. RELEVANT POLICIES Anti-Corruption Policy Code of Business Conduct and Ethics Global Human Rights Policy Supplier Code of Conduct Whistleblowing Policy 2025 Modern Slavery Report Photo: Exploration Geology team members reviewing geological maps and technical documents

23 Sustainability at Ero **Responsible Mining** People Environment ERO 2025 SUSTAINABILITY REPORT

PRIVACY AND DATA PROTECTION

Ero works to ensure the dependability and security of our information technology systems, both to support our operations and to protect the privacy of our stakeholders.

Privacy

Ero is committed to protecting the personal data of our employees, contractors, customers, and other stakeholders. We are guided by the principles of Brazil's *General Personal Data Protection Act (Lei Geral de Proteção de Dados Pessoais)* and we continually strengthen our privacy practices to maintain alignment with its requirements as our operations evolve.

In 2025, we continued to advance our privacy program. Among other activities, we reviewed our internal data-handling procedures and convened awareness sessions for teams that routinely handle personal data.



Photo: *Team member at Xavantina*

24 Sustainability at Ero **Responsible Mining** People Environment ERO 2025 SUSTAINABILITY REPORT

Cybersecurity

Information technology ("IT") systems underpin every dimension of our business – from real-time operational control at our mine sites to financial reporting, regulatory compliance, and stakeholder communications. Protecting these systems is essential to operational continuity, data integrity, and upholding the trust our stakeholders place in us.



Photo: *Team member at Tucumã*

GOVERNANCE AND OVERSIGHT

Our IT department is responsible for ensuring the availability, capacity, reliability, and security of all enterprise technology systems. Information security matters, including risk assessments, cybersecurity training, and the implementation of new security technologies, are reported to the Audit Committee on a quarterly basis, with additional reporting provided as warranted if a cybersecurity matter is identified that could be material to the Company.

THE OneEro DIGITAL TRANSFORMATION

In 2025, we launched the OneEro program, a comprehensive organizational alignment initiative designed to unify our technology landscape and foster a more integrated way of operating across all sites and corporate functions. Key accomplishments under this program included:

- Migration of all sites and offices to a single, enterprise-grade email platform.
- Consolidation of our web infrastructure and public digital channels.
- Establishment of standardized data management practices across the organization, improving the quality, consistency, and auditability of operational data.
- Introduction of artificial intelligence across our business to support operational decision making and business processes.

CYBERSECURITY PROGRAM

Our cybersecurity approach follows a layered strategy that addresses people, processes, and technology, and is continuously reviewed to reflect the evolving threat landscape. The key features and practices of the program include:

- Use of security monitoring tools and threat detection capabilities to identify, isolate, and address potential vulnerabilities across our IT environment.
- Ongoing vulnerability management including scheduled maintenance cycles, periodic assessments, and penetration testing.
- Infrastructure redundancy and resilience measures designed to maintain operational continuity, particularly at remote mine-site locations.
- Regular review and update of security controls in line with industry practices and emerging risks.

PEOPLE AND AWARENESS

IT systems are only as resilient as their users. Building a strong security culture across the organization is a central pillar of our cybersecurity program. We build this culture by ensuring that:

- All employees with access to digital systems participate in cybersecurity awareness training through a dedicated platform.
- Senior managers and colleagues with access to confidential data complete enhanced, role-specific information security training.
- Leaders regularly conduct simulated phishing campaigns to measure and continuously improve team members' ability to recognize and report attempted breaches.

ERO 2025 SUSTAINABILITY REPORT25 EnvironmentPeopleResponsible MiningSustainability at Ero HUMAN RIGHTS AND RESPONSIBLE PROCUREMENT Ero is an important economic actor – sometimes the largest one – in the regions where we operate, and we take this responsibility seriously. We strive to share the benefits of our work with nearby small businesses and contribute positively to local economies. Responsible Procurement Before entering any new business relationship — or renewing one after a gap — we conduct thorough due diligence. In addition to evaluating potential suppliers on dimensions like financial condition and compliance history, we conduct third-party checks using well-established tools (Brazilian and international), seeking red flags such as labour disputes, regulatory fines, litigation, and adverse media coverage. After generating a risk profile for the potential supplier, we gather relevant internal teams to discuss the potential relationship, determine whether to proceed, and identify any necessary mitigation measures. Our contracts include standard clauses covering working conditions, prohibition of child labour and forced labour, and specific lodging and accommodation standards. Fostering Local Business Relationships In some cases, suppliers who are committed to responsible practices may lack the documentation or organizational capacity to meet the requirements of our procurement process. To reduce barriers for local businesses, we engage actively with these firms, supporting them where possible in meeting our requirements. Our contracts include clauses that encourage (though do not require) suppliers to hire subcontractors and vendors from the communities surrounding our operations. Where possible, we encourage managers to explore local supplier options first, and only look to larger, non-local firms if local capacity is insufficient. At some operations, we have made formal commitments to the Brazilian government and to local authorities to support the long-term economic sustainability of local communities. Photo: Aerial view of the Xavantina Operations

ERO 2025 SUSTAINABILITY REPORT26 EnvironmentPeopleResponsible MiningSustainability at Ero Preventing Modern Slavery Our Company is a signatory to the UN Global Compact, and our Global Human Rights Policy aligns with the Compact’s two human rights-focused principles (of 10). We seek to comply with all relevant human rights laws and regulations in the jurisdictions where we operate and to incorporate effective international frameworks and practices in our approach to human rights. Our Modern Slavery Prevention Framework, summarized in the table below, defines our approach to identifying, mitigating, and remediating risks related to modern slavery. This Framework is designed to align with international best practices and supports Ero’s adherence to Brazilian and Canadian legislation. Inspection Program In 2025, in fulfilment of one of our key sustainability goals for the year, we implemented a structured inspection program under our Modern Slavery Prevention Framework. These inspections, which occur without prior notice, support supplier and contractor due diligence and assess compliance with contractual requirements and our expectations related to human rights, working and housing conditions, and responsible business conduct. • General site inspections. We conduct regular inspections at supplier work sites to assess security, working conditions, operational performance, and compliance with contractual requirements. Inspectors also look for signs of forced labour, child labour, and workplace harassment. Inspection priorities are informed by supplier criticality, the nature of the services or materials being provided, and risks identified through ongoing contract management processes. In addition to regular inspections conducted by our contract management team, procurement teams also conduct pre-engagement site visits for select critical suppliers. In 2025, procurement teams conducted pre-engagement inspections for eight critical suppliers providing key materials and services. • Housing inspections. Our housing inspection program, which exceeds regulatory requirements and reflects Brazilian housing standards and industry best practices, was developed internally to support responsible worker accommodation management. Inspections are conducted annually for suppliers that provide worker housing, when new suppliers begin housing workers, and, if applicable, in response to concerns raised through our reporting hotline. In 2025, Ero conducted 68 housing inspections across distinct worker accommodations near our sites. Addressing Concerns If a supplier is found to be non-compliant with operational or procedural aspects of our procurement policies but demonstrates a willingness to improve, our safety and technical teams work alongside them to help them meet our requirements. In the event of more serious or persistent non-conformance, our contracts with suppliers enable us to levy financial penalties, including claiming additional damages if our reputation or material interests are harmed. We retain the right to immediately terminate contracts in the event of a serious breach, such as forced labour or child labour. RELEVANT POLICIES Global Human Rights Policy 2025 Modern Slavery Report M ODE RN S L AV E RY PRE V E NTION FR A M E WORK POLICIES AND GOVERNANCE We implement policies and governance mechanisms that provide clear direction and oversight. STANDARDS AND PROCESSES We establish standard practices and controls that reinforce our human rights commitments. TRAINING AND ENGAGEMENT We give our people the tools and knowledge they need to identify and prevent modern slavery. MONITORING AND EFFECTIVENESS We evaluate our performance and work to be better each day. REPORTING We provide our stakeholders with transparent, accurate information.

ERO 2025 SUSTAINABILITY REPORT27 EnvironmentPeopleResponsible MiningSustainability at Ero RISK MANAGEMENT We regularly review risks to our business and work systematically to strengthen the processes used to identify, assess, and mitigate them. This includes periodic reviews with management and the Board of Directors, as well as ongoing efforts to enhance risk management practices across the organization. Much of the work we carried out in 2025 and describe in this report – from our safety transformation to our structured supplier-inspection program – is focused on mitigating various forms of risk, including operational, legal, and reputational risk. One of our key priorities for 2026 is to strengthen the consistency and governance of our operational risk management processes through a comprehensive review being conducted with support from independent third- party specialists. Building on insights identified through our ongoing safety transformation initiatives, this work is focused on improving risk identification and assessment processes, clarifying accountability and ownership structures, enhancing monitoring and reporting practices, and implementing more standardized risk management procedures across the organization. A New Approach to Crisis Resilience As we work diligently to prevent adverse events, we also prepare for such events so we can act quickly and responsibly should they occur. Communication is a vital part of overall readiness because a timely and thoughtful response can help to mitigate the harm of a crisis – connecting those directly affected with support and speeding recovery for everyone. In 2025, Ero’s communications and legal teams advanced the design and documentation of a formal crisis communications framework. This framework establishes clear roles and responsibilities in various scenarios, determining which Ero representatives will communicate through which channels and for what purposes. The intention of this planning is to ensure that relevant stakeholders receive accurate information as quickly as possible, that appropriate action is taken where necessary, and that we provide support and sound guidance to people who need it. Building on this work from 2025, in 2026 we plan to conduct a structured, company-wide rollout to educate team members about the new framework and orient them to their potential roles in various situations. Photo: Safety team members at Tucumã conducting a safety briefing on the proper use of personal protective equipment

Photo: Exploration Geology team member with a mineralized sample at Tucumã PEOPLE Progress Powered by People NOW NEXT Ero’s approach to people within and beyond our organization remains grounded in our values of care, honesty, and collaboration. As we advance the transformation of our safety and talent management programs, we are aiming for higher standards than ever, especially when it comes to protecting the health and safety of our people and giving them the tools and information to do their best work. 28 ERO 2025 SUSTAINABILITY REPORTPeopleSustainability at Ero Responsible Mining Environment

29 Sustainability at Ero Responsible Mining **People** Environment ERO 2025 SUSTAINABILITY REPORT

HEALTH AND SAFETY

Ero has transformed our safety program over the past year, making operational investments and seeding deep cultural changes to realize our goal of becoming a zero-injury workplace.

In 2025, Ero achieved its strongest safety results since 2021 with a LTIFR of 0.46 and zero fatalities. This outcome, enabled by the safety transformation we've been advancing since late 2024, was even more notable given that the scale and complexity of our operations have increased significantly over the past several years.

TRANSFORMING OUR SAFETY PROGRAM:

Specialized external expertise. As set out in our 2025 sustainability goals, Ero engaged DSS+, a globally recognized operational safety consulting firm with deep experience in Brazilian mining. We worked together to establish a framework covering the critical risk areas Ero leaders had identified at the outset of the transformation.

Leadership renewal. As part of broader changes to our approach to people and leadership (see pages 31–32), we reshaped our leadership teams to strengthen accountability, alignment, and execution around our safety program.

On-site presence. Ero's leadership team has invested heavily in spending time on site to support, oversee, discuss, reinforce, and participate in the safety transformation. Engagement with frontline operators, from exploration geologists to mining operators, has affirmed that changes in training, equipment, and safety procedures are effective and are being well received.

A comprehensive and uniform approach. Ero has always pursued strong safety performance. At the same time, our operations and projects were historically owned and managed independently, which led to some variability in on-site practices. An important part of our 2025 transformation was to adopt a shared approach across our business, informed by leading practices in our industry.

Board engagement. In addition to our annual Board visit to operations, which includes all Board members, members of the Board's EHSS Committee conducted a separate site visit in 2025 focused exclusively on the company's safety transformation, reinforcing Board-level oversight and engagement.

Thoughtful continuity. Amid our safety transformation, we maintained our commitment to adhering to all health and safety laws and regulations where we operate and to upholding a zero-tolerance policy related to 'common sense' safety violations. We also continued to empower our workforce to stop activities whenever they believe potentially unsafe work is taking place.

30 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

Continuing Our Progress

This year's safety performance is a sign that we're on the right path and is encouraging for our entire organization following a year of intense effort. At the same time, we recognize that safety has no finish line. In 2026, we intend to transition from an intensive transformation phase to a continuous improvement approach, embedding the practices and culture we have built into the fabric of our organization for the long term.

Some of the work ahead includes:

- Bringing ownership of our enhanced safety program entirely in-house. We will continue to work with a third-party safety specialist in an advisory capacity and to conduct regular independent audits.
- Integrating risk management training into *LidEro*, our redesigned management development program, to strengthen critical risk identification and management capabilities among directors, managers, and supervisors on an ongoing basis. We are also working to extend this training to frontline operators.
- Embedding this risk-based safety approach into Ero's culture through consistent repetition and application across all operations.
- Enhancing communication across sites to sustain the coherence of our approach and the momentum of our progress.

YEAR	LTIFR[1]	SEVERITY[2]	TRIFR[3]	FATALITIES
2021	0.37	44	1.24	0
2022	0.60	1,063	2.83	2
2023	1.00	897	2.99	2
2024	0.60	950	2.95	2
2025	0.46	157	2.32	0

1 LTIFR is calculated as the number of lost-time injuries, including fatalities, during the exposure period divided by the total number of hours worked in that period and then multiplied by 1,000,000. LTIFR is a core component of management's API compensation objectives.
2 The severity rate is a measure of the severity of work-related injuries and illnesses in terms of the time lost by the workforce. It is calculated as the total number of lost-time days multiplied by 1,000,000 and then divided by total hours worked.
3 The TRIFR is the number of fatalities, lost-time injuries, substitute work, and other injuries requiring treatment by a medical professional per million hours worked.



Photo: *Safety and Planning team members conducting a task risk assessment Tucumã*

31 Sustainability at Ero Responsible Mining **People** Environment ERO 2025 SUSTAINABILITY REPORT

PEOPLE, LEADERSHIP, AND PERFORMANCE

Ero is building the team that will drive our purpose in the years ahead: to responsibly produce the minerals essential for a better tomorrow. The past year was a time of transformative change – one in which we made deliberate efforts to operate more cohesively, strengthening the systems, practices, and shared culture that define how we work together across our organization.

OneEro at Work

Ero operates three assets across different regions in Brazil, each with a distinct history and many individual strengths and challenges. As our business has grown in production and complexity, we recognized an opportunity to draw our operations together into a seamlessly integrated organization that's aligned more closely to our strategy and our collective values and ambitions.

This work involved:

- Developing a new People Strategy to guide how we attract, develop, and manage talent across the organization. Led by our new Director, Human Resources & Communications, who joined us in May 2025, the strategy covers recruitment, learning, career development, and performance management, and provides the foundation for the broader people transformation described below.
- Conducting a complete review of our organizational structure to ensure that our team configurations and reporting structures were well-suited to how we operate across our sites.
- Ensuring consistency across our operations in how team members are trained, engaged, and compensated. We reviewed legacy policies and practices and made adjustments to ensure alignment and equity, reducing unintended variability in team members' experiences.
- Integrating our people systems and platforms to improve data governance and compliance with laws and regulations. While these systems were always effective, they are now more efficient and capable of supporting more robust analytics, enabling shared learning across our operations and helping us anticipate emerging opportunities.



Photo: *Team members at the Caraiba processing plant*

ERO 2025 SUSTAINABILITY REPORT32 EnvironmentPeopleResponsible MiningSustainability at Ero High-Performance Teams and Leaders Ero fosters a strong culture of leadership development that helps talented team members build capabilities and advance into new roles. In 2025, as part of our broader organizational transformation, we redesigned LidEro, our formal leadership development program. An enhanced offering is planned for rollout in 2026, with focus areas spanning High Performance Teams, Speak Up and Feedback Culture, Performance and Talent Management, Values and Behaviours, Accountability, Budget and Strategy, Financial Modelling and Project Evaluation, Artificial Intelligence, Data-Driven Decision Making, and the enterprise software SAP. A cornerstone of this work is Ero’s new Performance and Talent Management Cycle, designed in 2025 in partnership with Korn Ferry following a diagnostic with Ero executives and launched in early 2026 as our first integrated, company-wide approach to setting goals, assessing performance, and planning talent development. The Cycle evaluates both what team members deliver and how they deliver it – through Behaviours aligned with our Values. It also connects performance directly to development plans, career progression, recognition, and compensation, reinforcing fairness, transparency, and consistency across our operations. In a related change, we are taking new steps to reinforce a high-performance culture that fuels strong individual and team performance. This involves communicating more systematically – through more frequent and targeted performance reviews, building a shared understanding of key performance indicators and business outcomes, and working together to drive the results that matter most. A central pillar of this effort is building a stronger feedback culture with formal mid-year and year-end reviews complemented by continuous feedback throughout the year. Over time, this combination of a clearer performance cycle and more systematic leadership development is intended to make high performance part of how we work every day. Safety at the Core Changes in our People Strategy have advanced alongside – and in close alignment with – a transformation specifically focused on safety excellence (see page 29). While changes to our management approaches aim to improve performance across many areas, the most important result Ero can achieve is sending every worker home safe at the end of every day. All the activities described on this page – from data analytics to leadership development – help to strengthen our approach to safety. Photo: Weekly leadership meeting at Tucumã

ABOUT OUR TEAMS Our team. As of December 31, 2025, Ero had 3,547 employees and 4,379 contractors. Of these team members, 99% are based in Brazil. Workplace culture. Over the past year, Ero has reinforced its priorities through Values and Behaviours, which clarify and reinforce the standards to which we hold ourselves. Our Values (see page 5) are longstanding and firmly embedded as expressions of Ero’s culture and expectations. In 2025, we identified key Behaviours that reflect the Values we seek to apply consistently – and hold one another accountable to – in our day- to-day work. The Behaviours are simple and practical: • Act with Care and Safety • Embrace Innovation • Act with Transparency • Teamwork • Performance Driven We refer to this framework of Values, Behaviours, expectations, and performance management practices as OneEro: working as one team, aligned on priorities, accountable for results, and committed to doing things the right way. This is how we build a safer, more resilient business and position Ero for long-term success. An important part of our workplace culture is our active respect for diversity across our teams. Our culture of respect complements our Global Human Rights Policy, which expresses our commitment to a safe and healthy workplace free from violence, harassment, intimidation, and discrimination. Collective bargaining. Employees at the Caraíba Operations are members of the Union of Workers in the Extractive Industries of Iron, Basic and Precious Metals in the State of Bahia. Employees at the Xavantina Operations belong to the Extractive Industries Workers Union of the State of Mato Grosso. Employees at the Tucumã Operation belong to the Union of Workers in the Extraction and Processing Industries of Ferrous and Non‑Ferrous Ores in the states of Amapá and Pará. Ero has never had a strike action, including in 2025. ERO 2025 SUSTAINABILITY REPORT33 Photo: Team members at our Xavantina Operations Responsible Mining People EnvironmentSustainability at Ero

Photo: Fauna at our Tucumã Operation ENVIRONMENT Local Responsibility, Global Progress As we develop the minerals that enable clean-energy technologies, we strive to use water responsibly, protect local ecosystems, and reduce GHG emissions from our operations. As we continue advancing our environmental programs, we are exploring opportunities to reduce waste and to identify productive uses for mining by-products beyond their traditional lifecycle. NOW NEXT 34 ERO 2025 SUSTAINABILITY REPORTEnvironmentSustainability at Ero Responsible Mining People

ERO 2025 SUSTAINABILITY REPORT35 ENVIRONMENTAL MANAGEMENT AND MONITORING Ero applies a comprehensive set of procedures and practices for environmental management across our operations. Our approach to environmental management covers a broad range of topics, including biodiversity, water, waste, permitting, GHG emissions, tailings management, and mine closure planning. In 2025, the Caraíba and Xavantina Operations maintained ISO 14001 Environmental Management System certifications. Having achieved commercial production in July 2025, the Tucumã Operation is currently reviewing its environmental management systems to assess opportunities to expand or enhance existing practices. Each operation and project site is supported by dedicated environmental teams responsible for the day-to-day management of environmental issues. These teams work closely with internal and third-party experts, while Ero’s management team provides oversight and works collaboratively to continuously improve environmental practices and ensure compliance with applicable laws and regulations in the jurisdictions where we operate. Photo: Environmental team monitoring reforested areas at Xavantina Responsible Mining People EnvironmentSustainability at Ero

ERO 2025 SUSTAINABILITY REPORT36 EnvironmentPeopleResponsible MiningSustainability at Ero RESPONSIBLE WATER MANAGEMENT Ero is committed to managing water responsibly. This means recycling as much water as possible, respecting the needs of other water users, and protecting local waterways. Ero’s mining operations need water to operate. As mining activities progress deeper underground at certain operations, increased dewatering is required to manage groundwater levels and ensure safe access to these mining areas. Where possible, water removed through dewatering is reused within our operations to reduce reliance on freshwater withdrawals. This reuse is one part of a suite of efforts to improve water efficiency and protect local water resources. Our operations are located in areas classified by the Aqueduct Water Risk Atlas, developed by the World Resources Institute, as having low baseline water stress. We withdrew no water in 2025 from areas categorized as facing high or extremely high water stress. We also support IBRAM’s public ESG commitments for the Brazilian mining sector, including its strategies for conserving local water resources. Using Water Efficiently We seek to use water efficiently across our mining operations, including through water recycling and reuse initiatives like those described above. In 2025, our process water recycling rate was 89%. Our Caraíba Operations draw water from the São Francisco River, as well as from mine dewatering and ground sources. In 2025, Caraíba achieved a process water recycling rate of 88%. The water infrastructure supporting our operations is also shared with local communities. Our Tucumã Operation relies on groundwater, including water sourced from wells, as well as a reservoir created by a dam in the Jatobá Creek. The reservoir stores water for use throughout the year, while our use of dry-stack tailings allows us to recycle water extracted from tailings for operational purposes. In 2025, Tucumã achieved a process water recycling rate of 89%. Our Xavantina Operations rely mainly on mine dewatering to meet operational needs. In 2025, no surface water was withdrawn for operational purposes, and Xavantina achieved a process water recycling rate of 96%. Consolidated Process Water Recycling Rate 0% 20% 40% 60% 80% 100% 2021 2022 2023 2024 2025 89% 82% 91% 89% 89% CO NSO LIDATE D PRO CESS WATE R REC YCLING R ATE Photo: Waterway near the Tucumã Operation

ERO 2025 SUSTAINABILITY REPORT37 EnvironmentPeopleResponsible MiningSustainability at Ero Helping Communities Access Water We work to use water efficiently while exploring opportunities to support broader access to water. In addition to helping families, these efforts also support small-scale agricultural producers in the Curaçá Valley region of Brazil. At our Caraíba Operations, we supply more water to local communities than we use. Specifically, we pump water from the São Francisco River through an 86-kilometre pipeline to our Caraíba Operations. In 2025, approximately 30% of the water we pumped from the river was used for our operations, while the remaining 70%, or over 7.0 million cubic metres of water, was distributed to local residents and farmers, with about 47,000 people benefiting. During the year, we added 12 new access points to this water distribution network and invested in equipment to enhance the long-term reliability of the pumping infrastructure. We also created six underground dams, improving local water security and food production capacity as part of the Rural Sustainability Program. WATE R PROV ID E D TO CO M M U NITIES IN THE CU R AÇ Á VA LLE Y (million cubic metres) 0 2 4 6 8 10 ater Provided to Community in the Curaca Valley 2021 2022 8.6 2023 7.5 2024 2025 5.8 8.7 7.0 Protecting Local Waterways In 2025, we continued to work closely with nearby communities to help protect the health of local waterways. Our water management practices include regular water quality monitoring, conducted in accordance with permit conditions and applicable regulations in the regions where we operate. Beyond our operational activities, we also support community-led environmental stewardship initiatives. At our Xavantina Operations, employees participated in the annual Rio Limpo é Vida (“Clean River is Life”) program focused on removing improperly disposed waste from the Rio das Mortes while helping raise awareness about environmental preservation. In 2025, 43 employees participated in the initiative, collecting approximately 700 kilograms of waste from the river and surrounding areas. Photo (Top): Team member conducting environmental monitoring at our Caraíba Operations Photo (Left): The Rio das Mortes near our Xavantina Operations

38 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

CLIMATE

Ero is committed to responsibly producing copper, a critical element of the energy transition, while working to manage the climate-related impacts of our operations.

Copper is essential to advanced batteries and other technologies that are helping societies reduce GHG emissions and accelerate progress toward a net zero economy. The role of copper in the energy transition is central to our Company's purpose, "Responsibly producing the minerals essential for a better tomorrow."

While the copper we produce is a positive contribution to global climate action, mining this critical mineral generates GHG emissions. The carbon intensity of our operations has been increasing, meaning we are emitting more GHG per unit of copper produced than in the past. Two main factors are driving this trend. First, we're mining at greater depths at some of our operations, which requires more electricity and means materials must be hauled across greater distances. Second, as mining advances, grades are declining at some of our mines, which demands more energy per tonne of copper produced. These challenges are not unique to Ero and reflect broader trends across the copper mining industry as mines mature and ore bodies become deeper and more complex.

Consistent with this approach, we continue to identify opportunities to improve operational efficiency and reduce energy consumption where practical. A key example is the new shaft under construction at the Pilar Mine within our Caraíba Operations. Once operational, the shaft is expected to significantly reduce travel times and haul distances between the deepest parts of the mine and the surface, decreasing reliance on underground trucking and contributing to lower diesel consumption and associated carbon emissions.

Energy Use

Brazil's national grid draws primarily from renewable sources, and as a result, over 85% of the energy powering our three operations comes from emissions-free sources. This exceptionally clean energy mix means that our mobile equipment, which consumes a blend of petrodiesel and biodiesel, generates the majority of our total GHG emissions.

Climate-Related Risks

The following table details the physical risks determined by the 2021 third-party scenario analysis for our mining sites, including the time horizon in which the risks increase.

MINING SITE	POTENTIAL RISK	SHORT TERM (2021 TO 2030)	MEDIUM TERM (2030 TO 2050)
Caraíba	Extreme temperatures	○	■
	Sustained precipitation	○	■
	Extreme precipitation	○	●
	Droughts	○	■
Xavantina	Extreme temperatures	○	■
	Sustained precipitation	○	■
	Extreme precipitation	○	●
	Droughts	○	■
Tucumã	Extreme temperatures	○	■
	Sustained precipitation	○	■
	Extreme precipitation	○	■
	Droughts	○	■

Likelihood: Negligible ○ Low ● Moderate ■

ERO 2025 SUSTAINABILITY REPORT39 EnvironmentPeopleResponsible MiningSustainability at Ero AIR QUALITY AND LOCAL IMPACTS Ero strives to mitigate negative air quality impacts at our operations and in surrounding areas, including along roadways. We monitor air quality across our operations and engage with nearby communities to better understand concerns and identify practical solutions. Air Emissions from Mining Activities Air emissions from underground mining are generally lower because operations are, by definition, largely contained. Most of our mining activities in 2025 took place underground, including at the Xavantina Operations and at two of the three mines at our Caraíba Operations. Our Tucumã Operation and the Surubim mine at Caraíba are open pit mining operations, where the primary source of particulate emissions include drilling and blasting activities, the unloading of material such as ore and waste rock, and the movement of material between mining areas and processing facilities. These emissions occur far from population centres and are typically temporary in nature, as particulate matter settles naturally over time. To help protect workers on site, we require our teams to wear appropriate personal protective equipment. We also take additional mitigation measures, such as wetting unpaved roads, to minimize the disturbance of particulate matter. In addition to dust and other particulate matter, exhaust from diesel-powered equipment also produces emissions at our operations. However, the distance between our operations and local communities means these emissions do not generally affect people beyond our work sites, and we take targeted steps to protect team members on site. We operate air quality monitoring stations across our operations to support ongoing monitoring and guide any necessary mitigation efforts. Air Emissions from Other Activities Across our operations, the primary air quality concern for local communities tends to be fugitive dust generated by transportation (on unpaved roads) during the dry season. To reduce dust, we regularly spray dirt roads using water trucks. At some locations, we have also paved heavily travelled sections. Photo: Aerial view of our Tucumã Operation

ERO 2025 SUSTAINABILITY REPORT40 EnvironmentPeopleResponsible MiningSustainability at Ero BIODIVERSITY Our approach to biodiversity is grounded in responsible land stewardship and long-term ecosystem recovery. While mining inherently alters landscapes, our strategy is designed to minimize our physical footprint; protect surrounding ecosystems in the Caatinga, Cerrado, and Amazon biomes; and support the gradual restoration of native biodiversity across our operational areas. Environmental baseline studies and ongoing monitoring provide the foundation for our land management decisions, ensuring they are grounded in site-specific ecological data. Land Stewardship and Footprint Discipline Across our operations, we maintain a disciplined approach to land use, ensuring that active mining and development activities occupy only the portion of our permitted footprint required to support safe and efficient operations. We operate well within regulatory land-use thresholds at all sites, preserving the vast majority of our landholdings in their natural or near-natural state. At our Caraíba Operations in Bahia State, our property and permitted areas cover approximately 186,000 hectares. Mining and development activities are concentrated within seven mining concessions totaling approximately 4,850 hectares, representing less than 3% of the total area. Similarly, at our Xavantina Operations in Mato Grosso State, our permits and licences cover approximately 134,000 hectares, while active mining concessions account for approximately 630 hectares, or less than 0.5% of the total area. Our Tucumã Operation in Pará State is located within the Amazon biome, though outside the Amazon rainforest. Under Brazilian environmental regulations, mines in the region are subject to strict native vegetation preservation requirements, including conservation obligations equivalent to approximately 80% of the applicable area. Ero’s operational footprint at Tucumã covers approximately 390 hectares, with compliance supported through a combination of protected areas and environmental offset mechanisms. At Furnas, biodiversity considerations are being integrated from the earliest stages of development. As the project advances through drilling and engineering studies, baseline environmental and social studies are underway to inform future permitting and project design. Wherever possible, drilling activities have prioritized areas requiring less vegetation suppression as part of efforts to reduce environmental disturbance during early-stage exploration. This early-stage work allows us to identify environmentally sensitive areas, incorporate biodiversity considerations into mine planning, and apply a phased development approach. The current development plan and mine design – as outlined in the inaugural Preliminary Economic Assessment published in March 2026 – include a significant underground mining component and reflect our efforts to minimize surface footprint and reduce overall disturbance relative to alternative development scenarios. Photo: Fauna at our Tucumã Operation

ERO 2025 SUSTAINABILITY REPORT41 EnvironmentPeopleResponsible MiningSustainability at Ero Biodiversity Protection and Monitoring We integrate biodiversity considerations into all stages of our operations, from early project development through to closure. This includes: • Conducting environmental baseline studies and ongoing monitoring programs • Identifying and protecting sensitive habitats and species • Implementing measures to avoid or minimize impacts wherever feasible • Monitoring water quality and ecosystem health in and around our sites • Promoting environmental awareness and stewardship within local communities through our environmental education programs Our programs are tailored to reflect the specific ecological characteristics and conservation context of each region where we operate. Across the Caatinga at Caraíba, the Cerrado at Xavantina, and the Amazon at Tucumã, this place- based approach ensures that biodiversity considerations remain grounded in local realities. At development-stage assets such as Furnas, baseline studies and environmental assessments are used to inform project design before ground disturbance begins, supporting more effective long-term biodiversity management. Restoration, Offsets, and Native Species Recovery Where land disturbance is unavoidable, we are committed to progressive rehabilitation and ecosystem restoration. Our reclamation efforts prioritize: • The use of native plant species, often cultivated in on-site nurseries • The restoration of natural landforms and ecological functions • The recovery of habitats that support local flora and fauna We operate plant nurseries at our Caraíba and Xavantina Operations, where native species are cultivated for use in rehabilitation programs. These nurseries also support community initiatives, with seedlings and technical knowledge shared with local stakeholders to promote broader ecosystem recovery and environmental awareness. The nursery near our Xavantina Operations donated approximately 4,100 native Cerrado seedlings to local communities in 2025. In accordance with Brazilian environmental regulations, vegetation removal is offset through compensatory conservation or restoration measures implemented near the original site and designed to reflect the characteristics of the affected ecosystem. Managing Biodiversity Over the Life of Mine Our Biodiversity Strategy is implemented through site-specific environmental management plans, including Programs for Recovery of Degraded Areas, which guide rehabilitation activities throughout the life of our operations and beyond closure. Our approach follows a mitigation hierarchy: we prioritize the avoidance of impacts where possible and otherwise stive for minimization, restoration, or, where residual impacts remain, compensation through offsetting measures. Through this approach, we aim to not only mitigate our impacts, but to support the long-term resilience and recovery of the ecosystems in which we operate. Photo: Fauna at the Caraíba Operations

ERO 2025 SUSTAINABILITY REPORT42 TAILINGS AND WASTE MANAGEMENT Ero is committed to the responsible management of tailings and mine waste across all operations – an essential part of protecting our workforce, communities, and the environment while creating long-term value for stakeholders. We take active steps to implement leading practices that support reliable and environmentally responsible tailings and waste management. Dedicated site teams are responsible for maintaining and operating tailings and waste facilities at each of our operations, with oversight from Ero’s Executive Vice President & Chief Operating Officer. These teams work with third-party experts and engineers to design, construct, and operate facilities in compliance with Brazilian regulations and international standards. Throughout the life cycle of these facilities, Ero prioritizes safety and applies risk management and monitoring practices intended to identify, assess, and manage potential environmental and operational risks. Mine Waste Management Mine waste generated at Ero operations includes both unprocessed materials extracted through mining activities – such as waste rock, overburden, and low- grade ore – as well as processed residues generated during mineral processing, commonly referred to as tailings. These materials are managed using a range of storage, handling, and reuse methods designed for the specific geochemical and operational characteristics of each material and operation. Materials classified as non-inert or potentially acid-generating are managed in facilities designed with controls intended to reduce potential environmental impacts, including measures tailored to site-specific geochemical and hydrological conditions. Photo: Aerial view of the Xavantina Operations Responsible Mining People EnvironmentSustainability at Ero

ERO 2025 SUSTAINABILITY REPORT43 EnvironmentPeopleResponsible MiningSustainability at Ero Tailings Management Tailings are generated when mined ore is processed with water and other reagents to separate metals such as copper and gold from the surrounding rock. While tailings are typically managed as a by-product of mineral processing, we recognize that some materials previously classified as tailings can hold significant economic value. We work to manage tailings safely in designated areas across our operations while actively pursuing opportunities to recover value and minimize waste, consistent with our effort to identify and pursue circular economy opportunities across our operations. Ero’s tailings management practices include: • Leveraging international standards and frameworks to inform our procedures and management systems; • Engaging third-party Engineers of Record to design and regularly review our designated tailings management facilities; • Engaging with regulators to align our tailings management facilities with the regulatory requirements of the regions in which we operate; • Including our tailings management facilities within the scope of our risk management practices and processes; and • Developing operations manuals and emergency management plans focused on risk management and preventative action. In addition to these standard practices, which we employ at all of our operations, Ero uses a variety of technologies and methods suited to the specific operating conditions of each mine. C A R A ÍBA For the storage and long-term disposal of tailings, our Caraíba Operations primarily (but not exclusively) use dry-stacking, where tailings are dewatered, formed into slabs, and stacked in designated storage areas. We also seek opportunities to reuse tailings at Caraíba. Certain tailings are combined with cement and used as backfill in underground mine workings to support underground stability. Separately, tailings have also been used in the closure of legacy open pits and oxide stockpiles as part of rehabilitation and reclamation activities. In 2025, we advanced the South Pile Dry Stack Project at our Caraíba Operations, with a planned total capacity of 6.0 million cubic metres and a total budget of approximately BRL 74 million. Since 2023, we’ve Invested a cumulative BRL 22.5 million in this initiative, including BRL 17 million in 2025. Also in 2025, we identified an additional opportunity to redirect a portion of dried tailings from paddock storage areas toward the closure of legacy oxide stockpiles. Verified by an independent third-party engineering consultant, the tailings were found to be a superior material – both physically and geochemically – compared to natural soil, allowing us to advance closure objectives while preserving natural soils that would otherwise have been disturbed. We are also working with an independent consultant and a local university to evaluate the potential of certain Caraíba tailings as an agricultural soil amendment, with early results demonstrating effectiveness as a fertilizer. TU CU M Ã All tailings generated at Tucumã are managed through dry-stacking and co-disposal with potentially acid- generating (“PAG”) waste rock in a facility designated for PAG handling. The facility includes engineered controls, including high-density polyethylene lining systems, designed for the site’s specific geochemical and operational conditions. In 2025, we continued the pyrite-removal commissioning process at Tucumã. Once this separation process is fully operational, we expect to be able to implement dry-stack tailings disposal, reducing the risk of acid drainage. X AVA NTIN A Almost all tailings produced at our Xavantina Operations (99% in 2025) are classified as non-hazardous under Brazilian regulations. The majority of these tailings are managed through dry- stacking, which involves dewatering the tailings before transporting them to a designated dry storage area. A portion of the non-hazardous tailings is also used to backfill previously mined stopes, supporting underground stability. Approximately 1% of the tailings generated at Xavantina are non-inert and are stored in a double-lined excavated pond. During storage, the cyanide in the tailings degrades naturally, becoming less toxic. We complement this natural process with a further detoxification process. In 2025, Xavantina demonstrated the value-creation potential of thoughtful materials management. A high-grade gold concentrate that had been stockpiled in small quantities since processing operations began in 2012 – and previously classified as tailings – was reclassified as a marketable product. In Q4 2025, we commenced sales of these gold concentrates, transforming a growing stockpile into a revenue- generating asset and reducing the volume of material requiring long-term storage. Also in 2025, we advanced the new Tailings Disposal Pile at Xavantina. We aim to complete Phase 1 of this project, in which we’re investing BRL 2.5 million, in H2 2026; it will add 161,000 cubic metres of capacity. Phase 2, in which we plan to invest BRL 5 million, will add an additional 434,000 cubic metres of capacity. Completion is expected in 2027.

PERFORMANCE DATA AND REPORTING INDICES Tracking Our Impact Photo: Team members at our Tucumã Operation 44 ERO 2025 SUSTAINABILITY REPORTSustainability at Ero Responsible Mining People Environment

ERO 2025 SUSTAINABILITY REPORT45 EnvironmentPeopleResponsible MiningSustainability at Ero ESG Performance Data O PE R ATIONS Mill Throughput and Metal Production MILL THROUGHPUT (TONNES) 2021 2022 2023 2024 2025 Caraíba Operations 2,370,571 2,864,230 3,231,667 3,431,294 3,656,240 Xavantina Operations 171,581 189,743 136,002 146,161 172,178 Tucumã Operation – – – 333,791 1,805,300 Total 2,542,152 3,053,973 3,367,669 3,911,246 5,633,718 METAL PRODUCTION 2021 2022 2023 2024 2025 Copper (tonnes) 45,511 46,371 43,857 40,600 64,307 Gold (ounces)1 37,798 42,669 59,222 57,210 52,290 Copper equivalent (tonnes)2 52,804 55,089 57,427 55,540 82,409 Average Commodity Price COMMODITY 2021 2022 2023 2024 2025 Copper ($/tonne) $9,318 $8,815 $8,475 $9,147 $9,949 Gold ($/ounce) $1,798 $1,801 $1,942 $2,389 $3,444 1 Gold ounces reported for 2025 include gold produced from mining and processing operations, as well as gold from the sale of stockpiled gold concentrates produced in small but high-grade quantities since processing operations began at Xavantina in 2012. Sales of these concentrates commenced in Q4 2025 and are expected to continue through mid-2027. 2 Copper equivalent calculated based on the average daily closing spot prices of copper and gold during the period.

46 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ECONOMIC VALUE

Direct Economic Value Generated and Distributed

BREAKDOWN OF ECONOMIC VALUE GENERATED AND DISTRIBUTED (USD THOUSANDS)	ECONOMIC VALUE GENERATED	ECONOMIC VALUE DISTRIBUTED								
	REVENUE[1]	PAYMENTS TO SUPPLIERS	EMPLOYEE WAGES AND BENEFITS[2]	OTHER TAXES AND FEES[3]	PAYMENTS TO PROVIDERS OF CAPITAL[4]	ROYALTIES	INCOME AND RESOURCE TAXES	COMMUNITY INVESTMENTS[5]	TOTAL	ECONOMIC VALUE RETAINED
Brazil	$801,637	$546,873	$99,999	$30,972	$19,528	$15,793	$18,166	$4,006	$735,337	$66,300
Corporate and other[6]	–	$6,425	$10,873	$364	$39,393	–	–	–	$57,055	$(57,055)
Total	**$801,637**	**$553,298**	**$110,872**	**$31,336**	**$58,921**	**$15,793**	**$18,166**	**$4,006**	**$792,392**	**$9,244**

1 Revenues per the financial statements are presented net of royalties. For economic distribution, revenues are grossed up by the royalties.
2 Excludes share-based payments and payroll taxes.
3 Excludes withholding taxes on intercompany interest income that is unpaid (presented as current income tax expense on financial statements).
4 Excludes accretion of mine closures and rehabilitation provisions for Brazil and excludes accretion of deferred revenue for Corporate and other (non-cash).
5 Includes economic development, education, donations, cultural support, and health.
6 Corporate and other includes general and administrative expenditures, payments for properties, plant and equipment, income taxes paid, and interest paid to debt holders.

47 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

SUSTAINABILITY

Memberships and Associations[1]

CANADA AND USA
Prospectors and Developers Association of Canada ("PDAC")
Stanford University's Mineral-X
United Nations Global Compact

BRAZIL
Instituto Brasileiro de Mineração ("IBRAM")
Sindicato das Indústrias Extrativas de Minerais Metálicos, Metais Nobres e Preciosos, Pedras Preciosas e Semipreciosas e Magnesita no Estado da Bahia ("SINDIMIBA")
Sindicato das Indústrias Minerais do Estado do Pará ("SIMINERAL").

1 This list does not include professional associations such as the Canadian Bar Association or Engineers and Geoscientists BC, etc.

ERO 2025 SUSTAINABILITY REPORT48 EnvironmentPeopleResponsible MiningSustainability at Ero PEO PLE Workforce EMPLOYEES CONTRACTORS TOTAL WORKFORCEMALE FEMALE TOTAL FIXED TEMPORARY TOTALNUMBER OF PEOPLE MALE FEMALE MALE FEMALE Corporate office1 16 6 22 10 – – – 10 32 Caraíba 2,186 229 2,415 1,665 161 746 41 2,613 5,028 Xavantina 495 84 579 304 49 107 12 472 1,051 Tucumã 316 76 392 697 92 344 25 1,158 1,550 Furnas 16 12 28 112 14 – – 126 154 Exploration 13 4 17 – – – – – 17 SP&BH office/ shared services 55 39 94 – – – – – 94 Total Brazil2 3,081 444 3,525 2,778 316 1,197 78 4,369 7,894 Total Company 3,097 450 3,547 2,788 316 1,197 78 4,379 7,926 1 Corporate Office data includes employees and contractors of Ero Copper Corp. and Ero Copper (US) Ltd. 2 Brazil data includes mines, offices, and exploration and project sites.

ERO 2025 SUSTAINABILITY REPORT49 EnvironmentPeopleResponsible MiningSustainability at Ero PEO PLE Diversity NUMBER OF PEOPLE PERCENTAGE OF WORKFORCE BY GENDER WORKFORCE COMPOSITION EMPLOYEES CONTRACTORS TOTAL EMPLOYEES CONTRACTORS TOTAL Gender Distribution Corporate office1 Men 17 10 27 74% 100% 82% Women 6 – 6 26% 0% 18% Brazil2 Men 3,081 3,975 7,056 87% 91% 89% Women 444 394 838 13% 9% 11% Age Distribution Corporate office1 <30 1 – 1 4% 0% 3% 30–50 18 1 19 78% 10% 58% >50 4 9 13 17% 90% 39% Brazil2 <30 802 1,304 2,106 23% 30% 27% 30–50 2,437 2,589 5,026 69% 59% 64% >50 286 476 762 8% 11% 10% 1 Corporate Office data includes employees and contractors of Ero Copper Corp. and Ero Copper (US) Ltd. 2 Brazil data includes mines, offices, and exploration and project sites.

ERO 2025 SUSTAINABILITY REPORT50 EnvironmentPeopleResponsible MiningSustainability at Ero PEO PLE Diversity SENIOR MANAGERS1 MANAGERS2 SUPERINTENDENTS/ ASST. MANAGERS3 SUPERVISORS4 EMPLOYEES BY GENDER AND MANAGEMENT CATEGORY MALE FEMALE MALE FEMALE MALE FEMALE MALE FEMALE Corporate office 9 1 5 3 – – – – Brazil 9 1 43 12 59 12 128 10 SENIOR MANAGERS1 MANAGERS2 SUPERINTENDENTS/ ASST. MANAGERS3 SUPERVISORS4 EMPLOYEES BY GENDER AND MANAGEMENT CATEGORY MALE FEMALE MALE FEMALE MALE FEMALE MALE FEMALE Corporate office 90% 10% 63% 38% – – – – Brazil 90% 10% 78% 22% 83% 17% 93% 7% 1 Senior managers in the Corporate Office include C-Level Executives, Senior Vice Presidents, and Vice Presidents. Senior Managers in Brazil include Country Directors and General Managers. 2 Managers in the Corporate Office include Directors, Senior Managers, and Managers. Managers in Brazil include Area Managers. 3 Superintendents/Asst. Managers include Coordinators in Brazil. 4 Supervisors include Supervisors in Brazil.

ERO 2025 SUSTAINABILITY REPORT51 Sustainability at Ero Responsible Mining People Environment PEO PLE New Employee Hires and Employee Turnover1 NUMBER OF PEOPLE PERCENTAGE NEW HIRES TURNOVER NET CHANGE NEW HIRES TURNOVER Gender Distribution Corporate office2 Men 1 1 – 100% 100% Women – – – 0% 0% Brazil3 Men 570 439 131 78% 85% Women 157 75 82 22% 15% Age Distribution Corporate office2 <30 – – – 0% 0% 30–50 1 1 – 100% 100% >50 – – – 0% 0% Brazil3 <30 934 81 853 26% 16% 30–50 2,437 359 2,078 67% 70% >50 291 74 217 8% 14% 1 Excludes internal transfers. 2 Corporate Office data includes employees of Ero Copper Corp. and Ero Copper (US) Ltd. 3 Brazil data includes mines, offices, and exploration and project sites.

ERO 2025 SUSTAINABILITY REPORT52 Sustainability at Ero Responsible Mining People Environment PEO PLE Collective Bargaining Agreements CORPORATE OFFICE1 CARAÍBA XAVANTINA TUCUMÃ EXPLORATION SÃO PAULO BRAZIL2 TOTAL Total number of employees 23 2,415 579 392 45 94 3,525 3,548 Employees covered by collective bargaining agreements – 2,415 579 392 45 89 3,520 3,520 % of total employees 0% 100% 100% 100% 100% 95% 100% 99% Training WORKFORCE TRAINING HOURS BY TOPIC EMPLOYEES CONTRACTORS TOTAL Health and Safety 83,804 195,849 279,653 Environment and Social 3,634 10,540 14,174 Emergencies 8,838 1,202 10,040 Other topics (modern slavery, code of conduct, IT and cybersecurity, etc.) 289,489 679,727 969,216 1 Corporate Office data includes employees of Ero Copper Corp. and Ero Copper (US) Ltd. 2 Brazil data includes mines, offices, and exploration and project sites.

ERO 2025 SUSTAINABILITY REPORT53 Sustainability at Ero Responsible Mining People Environment PEO PLE Health and Safety MILL THROUGHPUT (TONNES) CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Lost-Time Injury Frequency Rate (“LTIFR”)1 Employees 0.37 1.92 – – 0.56 Contractors 0.38 1.46 – – 0.38 Total 0.38 1.74 – – 0.46 Total Recordable Injury Frequency Rate (“TRIFR”)2 Employees 1.12 4.79 5.94 – 2.11 Contractors 1.54 10.24 2.75 – 2.51 Total 1.33 6.95 3.61 – 2.32 Fatalities Employees – – – – – Contractors – – – – – Total – – – – – 1 Lost-time injury frequency rate is calculated as the number of lost-time injuries, including fatalities, in the exposure period per million hours worked. 2 Total recordable injury frequency rate is calculated as the number of fatalities, lost-time injuries, substitute work, and other injuries requiring treatment by a medical professional per million hours worked.

ERO 2025 SUSTAINABILITY REPORT54 Sustainability at Ero Responsible Mining People Environment PEO PLE Health and Safety SAFETY PERFORMANCE TREND 2021 2022 2023 2024 2025 Employees LTIFR1 0.42 1.08 1.79 0.87 0.56 TRIFR2 1.26 3.07 3.29 4.35 2.11 Fatalities – 2 1 2 – Contractors LTIFR1 0.30 – 0.36 0.37 0.38 TRIFR2 1.21 2.53 2.76 1.74 2.51 Fatalities – – 1 – – Total Workforce LTIFR1 0.37 0.60 1.00 0.60 0.46 TRIFR2 1.24 2.83 2.99 2.95 2.32 Fatalities – 2 2 2 – 1 Lost-time injury frequency rate is calculated as the number of lost-time injuries, including fatalities, in the exposure period per million hours worked. 2 Total recordable injury frequency rate is calculated as the number of fatalities, lost-time injuries, substitute work, and other injuries requiring treatment by a medical professional per million hours worked.

ERO 2025 SUSTAINABILITY REPORT55 Sustainability at Ero Responsible Mining People Environment PEO PLE Strikes and Lockouts CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Number of worker strikes – – – – – Number of lockouts – – – – – Total – – – – – 2021 2022 2023 2024 2025 Number of worker strikes – – – – – Number of lockouts – – – – – Total – – – – –

56 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

Compliance

ENVIRONMENTAL FINES AND NON-MONETARY PENALTIES FOR NON-COMPLIANCE (USD THOUSANDS)	CARAÍBA	XAVANTINA	TUCUMÃ	FURNAS	TOTAL
Total monetary value of fines paid	–	–	–	–	–
Number of non-monetary sanctions incurred	–	–	–	–	–
Cases submitted to dispute resolution mechanisms	–	–	–	–	–

ENVIRONMENTAL FINES AND NON-MONETARY PENALTIES FOR NON-COMPLIANCE (USD THOUSANDS)	2021	2022	2023	2024	2025
Total monetary value of fines paid	$7	–	–	–	–
Number of non-monetary sanctions incurred	–	–	–	–	–
Cases submitted to dispute resolution mechanisms	–	–	–	–	–

ERO 2025 SUSTAINABILITY REPORT57 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Energy Consumed Within the Organization CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL1 Diesel (m3) 14,972 1,469 6,618 538 23,596 Gasoline (m3) 131 6 82 8 227 Coal (tonnes) – – – – – Liquefied petroleum gas (m3) 68 20 – – 88 Ammonium nitrate (tonnes) – – – – – Emulsion (tonnes) 3,851 249 2,735 0 6,835 Electricity (MWh) 274,154 34,055 83,664 83 391,956 ALL MINING OPERATIONS 2021 2022 2023 2024 2025 Diesel (m3) 11,919 15,051 19,758 21,360 23,596 Gasoline (m3) 104 127 179 241 227 Coal (tonnes) – – – 66 – Liquefied petroleum gas (m3) 101 49 41 97 88 Ammonium nitrate (tonnes) – – 1,710 – – Emulsion (tonnes) 3,361 4,615 3,863 6,602 6,835 Electricity (MWh) 213,651 249,179 267,909 314,689 391,956 1 Total amounts may not equal sum of individual amounts due to rounding.

ERO 2025 SUSTAINABILITY REPORT58 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Energy Consumed Within the Organization CARAÍBA 2021 2022 2023 2024 2025 Diesel (litres) 10,826,699 12,747,015 13,721,869 14,491,424 14,971,781 Gasoline (litres) 99,707 110,759 133,984 147,254 130,849 Coal (tonnes) – – – – – Liquefied petroleum gas (kg) 46,727 27,697 13,776 41,906 35,913 Ammonium nitrate (tonnes) – – – – – Emulsion (tonnes) 3,054 4,305 3,449 3,382 3,851 Electricity (MWh) 187,298 222,412 239,868 258,194 274,154 XAVANTINA 2021 2022 2023 2024 2025 Diesel (litres) 1,091,982 1,303,547 1,207,456 1,339,529 1,468,686 Gasoline (litres) 4,642 3,705 4,494 4,447 5,587 Coal (tonnes) – – – – – Liquefied petroleum gas (kg) 8,483 21,189 9,092 9,630 10,574 Ammonium nitrate (tonnes) – – – – – Emulsion (tonnes) 307 304 320 301 249 Electricity (MWh) 26,353 26,738 27,574 29,999 34,055

ERO 2025 SUSTAINABILITY REPORT59 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Energy Consumed Within the Organization TUCUMÃ 2021 2022 2023 2024 2025 Diesel (litres) – 1,000,707 4,828,588 5,529,247 6,617,614 Gasoline (litres) – 12,613 40,470 89,516 82,466 Coal (tonnes) – – – 66 – Liquefied petroleum gas (kg) – – – – – Ammonium nitrate (tonnes) – – 1,710 – – Emulsion (tonnes) – 6 95 2,919 2,735 Electricity (MWh) – 29 467 26,496 83,664 FURNAS 2021 2022 2023 2024 2025 Diesel (litres) N/A N/A N/A N/A 537,960 Gasoline (litres) N/A N/A N/A N/A 8,068 Coal (tonnes) N/A N/A N/A N/A – Liquefied petroleum gas (kg) N/A N/A N/A N/A – Ammonium nitrate (tonnes) N/A N/A N/A N/A – Emulsion (tonnes) N/A N/A N/A N/A – Electricity (MWh) N/A N/A N/A N/A 83

ERO 2025 SUSTAINABILITY REPORT60 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Energy Consumed Within the Organization ALL MINING OPERATIONS 2021 2022 2023 2024 2025 Diesel (litres) 11,918,681 15,051,269 19,757,912 21,360,200 23,596,041 Gasoline (litres) 104,350 127,077 178,948 241,218 226,971 Coal (tonnes) – – – 66 – Liquefied petroleum gas (kg) 55,210 48,886 22,868 51,535 46,486 Ammonium nitrate (tonnes) – – 1,710 – – Emulsion (tonnes) 3,361 4,615 3,863 6,602 6,835 Electricity (MWh) 213,651 249,179 267,909 314,689 391,956

61 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

Energy Consumed Within the Organization (terajoules)[1, 2, 3]

CARAÍBA	2021	2022	2023	2024	2025
Diesel	387	456	491	518	536
Gasoline	3	4	4	5	4
Coal	–	–	–	–	–
Liquefied petroleum gas	2	1	1	2	2
Electricity	674	801	864	929	987
Total	**1,067**	**1,262**	**1,360**	**1,455**	**1,529**

XAVANTINA	2021	2022	2023	2024	2025
Diesel	39	47	43	48	53
Gasoline	–	–	–	–	–
Coal	–	–	–	–	–
Liquefied petroleum gas	–	1	–	–	1
Electricity	95	96	99	108	123
Total	**135**	**145**	**144**	**157**	**177**

1 Fuel energy consumption (diesel, gasoline, coal, liquefied petroleum gas) has been converted to terajoules ("TJ") using default Net Calorific Values ("NCVs") and densities published in the 2006 IPCC Guidelines for National Greenhouse Gas Inventories. These conversion factors represent lower heating values and standard reference densities for each fuel type.
2 Electricity consumption is shown as delivered energy in terajoules based on purchased kilowatt-hours ("kWh"). Unlike fuels, there is no IPCC conversion factor for electricity, and no NCV/density assumption is applied.
3 Explosives (ammonium nitrate and emulsion) are excluded from this table. As these materials are oxidizers rather than primary fuels, they do not have an IPCC NCV or density factor and therefore cannot be expressed in terajoules on a consistent basis. Their Scope 1 GHG emissions are instead reported separately using activity-based emission factors (t CO_2e per tonne of explosive consumed).

62 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

Energy Consumed Within the Organization (terajoules)[1, 2, 3]

TUCUMÃ	2021	2022	2023	2024	2025
Diesel	–	36	173	198	237
Gasoline	–	0	1	3	3
Coal	–	–	–	2	–
Liquefied petroleum gas	–	–	–	–	–
Electricity	–	0	2	95	301
Total	**0**	**36**	**176**	**298**	**541**

FURNAS	2021	2022	2023	2024	2025
Diesel	N/A	N/A	N/A	N/A	19
Gasoline	N/A	N/A	N/A	N/A	0
Coal	N/A	N/A	N/A	N/A	–
Liquefied petroleum gas	N/A	N/A	N/A	N/A	–
Electricity	N/A	N/A	N/A	N/A	0
Total	N/A	N/A	N/A	N/A	**20**

1 Fuel energy consumption (diesel, gasoline, coal, liquefied petroleum gas) has been converted to TJ using default NCVs and densities published in the 2006 IPCC Guidelines for National Greenhouse Gas Inventories. These conversion factors represent lower heating values and standard reference densities for each fuel type.
2 Electricity consumption is shown as delivered energy in terajoules based on purchased kWh. Unlike fuels, there is no IPCC conversion factor for electricity, and no NCV/density assumption is applied.
3 Explosives (ammonium nitrate and emulsion) are excluded from this table. As these materials are oxidizers rather than primary fuels, they do not have an IPCC NCV or density factor and therefore cannot be expressed in terajoules on a consistent basis. Their Scope 1 GHG emissions are instead reported separately using activity-based emission factors (t CO_2 per tonne of explosive consumed).

ERO 2025 SUSTAINABILITY REPORT63 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Energy Consumed Within the Organization (terajoules)1, 2, 3 ALL MINING OPERATIONS 2021 2022 2023 2024 2025 Diesel 426 538 707 764 844 Gasoline 3 4 6 8 8 Coal – – – 2 – Liquefied petroleum gas 3 2 1 2 2 Electricity 769 897 964 1,133 1,411 Total 1,202 1,443 1,679 1,909 2,265 1 Fuel energy consumption (diesel, gasoline, coal, liquefied petroleum gas) has been converted to TJ using default NCVs and densities published in the 2006 IPCC Guidelines for National Greenhouse Gas Inventories. These conversion factors represent lower heating values and standard reference densities for each fuel type. 2 Electricity consumption is shown as delivered energy in terajoules based on purchased kWh. Unlike fuels, there is no IPCC conversion factor for electricity, and no NCV/density assumption is applied. 3 Explosives (ammonium nitrate and emulsion) are excluded from this table. As these materials are oxidizers rather than primary fuels, they do not have an IPCC NCV or density factor and therefore cannot be expressed in terajoules on a consistent basis. Their Scope 1 GHG emissions are instead reported separately using activity-based emission factors (t CO₂ per tonne of explosive consumed).

ERO 2025 SUSTAINABILITY REPORT64 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Emissions SCOPE 1 AND 2 GHG EMISSIONS (TONNES OF CO2 EQUIVALENT) CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL1 Direct (Scope 1) GHG emissions2 Diesel 34,124 3,347 15,083 1,226 53,781 Gasoline 218 9 137 13 378 Coal – – – – – Liquefied petroleum gas 105 31 – – 136 Ammonium nitrate – – – – – Emulsion 639 41 454 – 1,135 Total (Scope 1) 35,086 3,520 15,674 1,240 55,430 Energy indirect (Scope 2) GHG emissions3 Electricity 12,634 1,569 3,856 4 18,063 Total (Scope 1 and 2)1 47,720 5,089 19,530 1,243 73,492 1 Total amounts may not equal sum of individual amounts due to rounding. 2 Scope 1 emissions are calculated based on fuel consumption data using emission factors sourced from the Brazil GHG Protocol. Included gases are CO₂, CH₄, and N₂O, expressed as CO₂ equivalent using Global Warming Potential (“GWP”) values from the IPCC Sixth Assessment Report (“AR6”). 3 Scope 2 emissions (purchased electricity) are calculated using the annual emission factors published by the Brazil GHG Protocol Program.

65 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

Emissions

SCOPE 1 AND 2 GHG EMISSIONS (TONNES OF CO_2 EQUIVALENT)		2021	2022	2023	2024	2025
Direct (Scope 1) GHG emissions[1]	Diesel	28,197	36,076	46,567	49,111	53,781
	Gasoline	177	215	303	409	378
	Coal	–	–	–	12	–
	Liquefied petroleum gas	162	143	67	151	136
	Ammonium nitrate	–	–	286	–	–
	Emulsion	558	766	641	1,096	1,135
	Total (Scope 1)	**29,094**	**37,200**	**47,865**	**50,779**	**55,430**
Energy indirect (Scope 2) GHG emissions[2]	Electricity	27,009	10,614	10,317	17,139	18,063
	Total (Scope 1 and 2)	**56,103**	**47,814**	**58,182**	**67,917**	**73,492**

Note: Beginning in 2024, Ero Copper reports Scope 1 and Scope 2 emissions only. Scope 3 estimates previously disclosed and sourced from Skarn Associates were partial and are no longer included in this table to ensure consistency and comparability across reporting periods. Historical Scope 1 and Scope 2 emissions have been recalculated using updated emission factors from the Brazil GHG Protocol Program, incorporating updated Brazilian national emission factors, and IPCC AR6 global warming potentials. These updated factors have been applied to the full historical period presented to improve comparability. Prior-period emissions may therefore differ from amounts previously reported.

1 Scope 1 emissions are calculated based on fuel consumption data using emission factors sourced from the Brazil GHG Protocol. Included gases are CO_2, CH_4, and N_2O, expressed as CO_2 equivalent using GWP values from the IPCC AR6.
2 Scope 2 emissions (purchased electricity) are calculated using the annual emission factors published by the Brazil GHG Protocol Program.

ERO 2025 SUSTAINABILITY REPORT66 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Emissions CARBON INTENSITY1 2021 2022 2023 2024 2025 Ore milled (tonnes) 2,542,152 3,053,973 3,367,669 3,911,246 5,633,718 Copper equivalent production (tonnes) 52,804 55,089 57,427 55,540 82,409 Total revenues (USD millions) 490 426 427 470 786 Total Scope 1 and 2 GHG emissions (tonnes of CO2-eq) 56,103 47,814 58,182 67,917 73,492 Carbon Intensity Per tonne of ore milled 0.022 0.016 0.017 0.017 0.013 Per tonne of copper equivalent production 1.06 0.87 1.01 1.22 0.89 Per USD$1 million of revenue 115 112 136 144 94 1 Excludes Tucumã for 2020–2023. Includes 50% of Tucumã emissions from 2024 as first saleable production was achieved in July 2024.

ERO 2025 SUSTAINABILITY REPORT67 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Water WATER WITHDRAWAL BY SOURCE (CUBIC METRES) CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Surface water 2,812,487 – 121,989 28,178 2,962,654 Water dam catchment1 – – 482,751 – 482,751 Groundwater 36,728 25,022 35,548 – 97,298 Precipitation 313,108 142,976 – – 456,084 Third-party water (i.e., municipal) – – – – – Mine dewatering 1,634,005 1,969,643 – – 3,603,648 Total operational water withdrawal 4,796,328 2,137,641 640,288 28,178 7,602,435 Other managed water2 7,013,245 – – – 7,013,245 Total water withdrawal 11,809,573 2,137,641 640,288 28,178 14,615,680 1 Water dam catchment was previously included within surface water and is now presented separately to provide greater transparency. 2 Other managed water is water which is actively managed without intent to supply the operational water demand. In 2025, Approximately 29% of the water that we pump from the São Francisco River through an 86-kilometre steel pipeline goes to our Caraíba Operations. The remaining 71% of the water that we pump from the São Francisco River is distributed to approximately 47,000 residents and farmers in nearby municipalities, including Pilar.

ERO 2025 SUSTAINABILITY REPORT68 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Water WATER WITHDRAWAL FROM AREAS WITH WATER STRESS1 CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Surface water – – – – – Groundwater – – – – – Precipitation – – – – – Third-party water (i.e., municipal) – – – – – Mine dewatering – – – – – Total water withdrawal from areas with water stress – – – – – 1 Areas with water stress were determined using the Aqueduct Water Risk Atlas from the World Resources Institute.

69 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

Water

WATER WITHDRAWAL BY SOURCE (CUBIC METRES) – ALL MINING OPERATIONS	2021	2022	2023	2024	2025
Surface water	2,611,203	2,441,871	2,634,196	2,925,003	2,962,654
Water dam catchment[1]	–	–	–	251,583	482,751
Groundwater	43,447	44,577	46,908	35,571	97,298
Precipitation[2]	405,175	642,141	379,744	760,792	456,084
Third-party water (i.e., municipal)	–	–	–	–	–
Mine dewatering	2,968,717	5,757,351	5,553,269	5,820,528	3,603,648
Total operational water withdrawal	**6,028,542**	**8,885,940**	**8,614,117**	**9,793,476**	**7,602,435**
Other managed water[3]	8,557,953	7,503,438	8,721,468	5,847,054	7,013,245
Total water withdrawal	**14,586,495**	**16,389,378**	**17,335,585**	**15,640,530**	**14,615,680**

1 Water dam catchment was previously included within surface water and is now presented separately to provide greater transparency. Comparative figures have been reclassified accordingly.
2 Historical precipitation figures have been restated following a review of the underlying source data and conversion methodology. Corresponding historical total operational water withdrawal and total water withdrawal figures have also been restated.
3 Other managed water is water which is actively managed without intent to supply the operational water demand. In 2025, approximately 29% of the water that we pump from the São Francisco River through an 86-kilometre steel pipeline goes to our Caraíba Operations. The remaining 71% of the water that we pump from the São Francisco River is distributed to approximately 47,000 residents and farmers in nearby municipalities, including Pilar.

ERO 2025 SUSTAINABILITY REPORT70 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Water WATER WITHDRAWAL FROM AREAS WITH WATER STRESS1 2021 2022 2023 2024 2025 Surface water – – – – – Groundwater – – – – – Precipitation – – – – – Third-party water (i.e., municipal) – – – – – Mine dewatering – – – – – Total water withdrawal from areas with water stress – – – – – 1 Areas with water stress were determined using the Aqueduct Water Risk Atlas from the World Resources Institute.

ERO 2025 SUSTAINABILITY REPORT71 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Water WATER USED FOR MINERAL PROCESSING CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Freshwater used for mineral processing (m3) 702,595 25,022 482,751 – 1,210,368 Recycled process water (m3) 5,150,620 610,481 3,716,900 – 9,478,001 Percentage recycled process water 88% 96% 89% – 89% WATER USED FOR MINERAL PROCESSING 2021 2022 2023 2024 2025 Freshwater used for mineral processing (m3) 864,994 571,062 811,306 1,019,896 1,210,368 Recycled process water (m3) 4,016,410 5,985,012 6,410,964 8,215,891 9,478,001 Percentage recycled process water 82% 91% 89% 89% 89%

ERO 2025 SUSTAINABILITY REPORT72 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Water WATER INTENSITY 2021 2022 2023 2024 2025 Per tonne of ore milled 2.4 2.9 2.6 2.5 1.3 Per tonne of copper equivalent production 114 161 150 176 92 Per USD$1 million of revenue 12,305 20,840 20,151 20,826 9,674 WATER PROVIDED TO COMMUNITY IN THE CURAÇÁ VALLEY 2021 2022 2023 2024 2025 Million m3 8.6 7.5 8.7 5.8 7.0

ERO 2025 SUSTAINABILITY REPORT73 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Land Disturbed and Rehabilitated LAND DISTURBED AND REHABILITATED (HECTARES) CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Total land disturbed and not yet rehabilitated at beginning of year 833 57 310 – 1,200 Land disturbed during the year 4 – 53 30 87 Land rehabilitated during the year 24 3 – – 27 Total land disturbed and not yet rehabilitated at end of year 812 54 363 30 1,259 LAND DISTURBED AND REHABILITATED (HECTARES) 2021 2022 2023 2024 2025 Total land disturbed and not yet rehabilitated at beginning of year 928 878 971 1,128 1,200 Land disturbed during the year 9 167 170 117 87 Land rehabilitated during the year 59 74 13 46 27 Total land disturbed and not yet rehabilitated at end of year 878 971 1,128 1,200 1,259

ERO 2025 SUSTAINABILITY REPORT74 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Mining and Processing Waste 2025 MINING WASTE (TONNES) CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Tailings generated 4,762,619 168,264 1,707,418 – 6,638,301 Overburden and waste rock 7,179,195 142,670 7,388,641 – 14,710,506 TOTAL MINING WASTE (TONNES) 2021 2022 2023 2024 2025 Tailings generated 2,408,080 2,913,379 3,236,127 3,879,728 6,638,301 Overburden and waste rock 5,797,051 8,062,560 6,508,851 9,228,299 14,710,506 CARAÍBA MINING WASTE (TONNES) 2021 2022 2023 2024 2025 Tailings generated 2,236,738 2,725,556 3,101,575 3,423,195 4,762,619 Overburden and waste rock 5,620,084 7,848,785 6,285,252 6,243,545 7,179,195 XAVANTINA MINING WASTE (TONNES) 2021 2022 2023 2024 2025 Tailings generated 171,342 187,823 134,552 141,152 168,264 Overburden and waste rock 176,967 213,775 223,600 203,759 142,670 TUCUMÃ MINING WASTE (TONNES) 2021 2022 2023 2024 2025 Tailings generated – – – 315,381 1,707,418 Overburden and waste rock – – – 2,780,994 7,388,641 Note: A separate historical table for Furnas has not been presented because Furnas is a pre-production asset and has not generated any mining waste to date.

ERO 2025 SUSTAINABILITY REPORT75 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Non-Mineral Waste and Recyclable Material 2025 NON-MINERAL WASTE (TONNES) CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Non-Hazardous Waste Recycled 2,239 240 290 – 2,769 Disposed – landfill 209 159 – – 368 Disposed – other – 3,152 295 – 3,447 Disposed – on-site 958 – – – 958 Total non-hazardous waste and recyclable material 3,407 3,551 586 – 7,543 Hazardous Waste Recycled 222 35 33 – 289 Disposed – landfill 290 100 – – 390 Stored – on-site – 13 – – 13 Treated 427 197 116 – 741 Total hazardous waste and recyclable material 939 344 149 – 1,432 Total non-mineral waste generated 4,346 3,895 735 – 8,975 % recycled 57% 7% 44% N/A 34%

ERO 2025 SUSTAINABILITY REPORT76 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Non-Mineral Waste and Recyclable Material TOTAL NON-MINERAL WASTE (TONNES) 2021 2022 2023 2024 2025 Non-Hazardous Waste Recycled 1,679 2,084 1,892 2,033 2,769 Disposed – landfill 205 195 183 185 368 Disposed – other 230 359 664 539 3,447 Disposed – on-site 222 337 404 415 958 Total non-hazardous waste and recyclable material 2,336 2,976 3,143 3,172 7,543 Hazardous Waste Recycled 140 161 162 197 289 Disposed – landfill 572 493 551 771 390 Stored – on-site – – – – 13 Treated – 12 51 52 741 Total hazardous waste and recyclable material 712 666 763 1,020 1,432 Total non-mineral waste generated 3,048 3,642 3,906 4,191 8,975 % recycled 60% 62% 53% 53% 34%

ERO 2025 SUSTAINABILITY REPORT77 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Non-Mineral Waste and Recyclable Material CARAÍBA NON-MINERAL WASTE (TONNES) 2021 2022 2023 2024 2025 Non-Hazardous Waste Recycled 1,478 1,790 1,666 1,658 2,239 Disposed – landfill 62 78 93 73 209 Disposed – other 230 354 488 432 – Disposed – on-site 172 267 362 377 958 Total non-hazardous waste and recyclable material 1,943 2,488 2,608 2,540 3,407 Hazardous Waste Recycled 135 151 153 188 222 Disposed – landfill 453 373 396 601 290 Stored – on-site – – – – – Treated – – – – 427 Total hazardous waste and recyclable material 588 524 549 789 939 Total non-mineral waste generated 2,531 3,012 3,157 3,328 4,346 % recycled 64% 64% 58% 55% 57%

ERO 2025 SUSTAINABILITY REPORT78 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Non-Mineral Waste and Recyclable Material XAVANTINA NON-MINERAL WASTE (TONNES) 2021 2022 2023 2024 2025 Non-Hazardous Waste Recycled 201 287 203 279 240 Disposed – landfill 143 118 89 113 159 Disposed – other 3,152 Disposed – on-site 49 70 42 38 – Total non-hazardous waste and recyclable material 394 475 334 429 3,551 Hazardous Waste Recycled 5 10 8 9 35 Disposed – landfill 118 120 155 169 100 Stored – on-site – – – – 13 Treated – – – – 197 Total hazardous waste and recyclable material 123 130 163 179 344 Total non-mineral waste generated 517 605 497 608 3,895 % recycled 40% 49% 43% 47% 7%

ERO 2025 SUSTAINABILITY REPORT79 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Non-Mineral Waste and Recyclable Material TUCUMÃ NON-MINERAL WASTE (TONNES) 2021 2022 2023 2024 2025 Non-Hazardous Waste Recycled – 7 23 96 290 Disposed – landfill – – 2 – – Disposed – other – 5 177 107 295 Disposed – on-site – – – – – Total non-hazardous waste and recyclable material – 13 201 203 586 Hazardous Waste Recycled – – – – 33 Disposed – landfill – – – – – Stored – on-site – – – – – Treated – 12 51 52 116 Total hazardous waste and recyclable material – 12 51 52 149 Total non-mineral waste generated – 24 252 255 735 % recycled N/A 30% 9% 38% 44% Note: A separate historical table for Furnas has not been presented because Furnas is a pre-production asset and has not generated reportable non-mining waste to date.

ERO 2025 SUSTAINABILITY REPORT80 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT Significant Environmental Spills WATER USED FOR MINERAL PROCESSING CARAÍBA XAVANTINA TUCUMÃ FURNAS TOTAL Number of significant spills – – – – – Volume of liquid or material (m3) – – – – – WATER USED FOR MINERAL PROCESSING 2021 2022 2023 2024 2025 Number of significant spills – – 1 1 – Volume of liquid or material (m3) – – 25 80 –

81 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

2025 Tailings Storage Facility Inventory

CARAÍBA	PADDOCKS	DRY STACK	CONVENTIONAL TAILINGS DAM	R75 OPEN PIT	R22 OPEN PIT	R22W OPEN PIT
Location	-09°51'19.270"/ -39°51'54.399"	- 9°52'29.75"/ -39°52'45.15"	-09°51'04.100"/ -39°49'35.700"	-09°52'28.981"/ -39°52'13.796"	-09°51'10.573"/ -39°52'16.730"	-09°51'10.573"/ -39°52'16.730"
Ownership	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)
Status	Active	Active	Active	Closed	Closed	Active
Date of initial operation	January 2015	November 2022	January 1980	June 2012	January 2011	June 2023
Is the facility currently operated or closed according to the approved design?	Currently operated	Currently operated	Currently operated	Yes	Yes	Yes
Construction method	Shared disposal	Shared disposal	Rockfill dam, single lift	Excavated pit	Excavated pit	Excavated pit
Deposition method	Slurry	Dry stack	Slurry tailings	Slurry tailings	Slurry tailings	Slurry tailings
Current maximum height	15 m	52 m	15 m	N/A (sub-surface)	N/A (sub-surface)	N/A (sub-surface)
Permitted maximum storage capacity	8,970,000 m³	11,689,976 m³	55,434,543 m³	–	–	600,000 m³
Current volume of tailings stored	8,970,000 m³	1,966,158 m³	47,198,398,57 m³	1,110,000 m³	2,316,736 m³	391,718 m³
Additional planned tailings storage over next five years	0 m³ (structures used only for dewatering, not permanent storage)	9,723,818 m³	8,236,144,43 m³	0 m³	0 m³	208,282 m³
Most recent Independent Expert Review	September 2025	September 2025	September 2025	March 2026	March 2026	June 2023
Do you have full and complete engineering records for design, construction, operation, maintenance, and closure?	Yes	Yes	Yes	Yes	Yes	Yes

82 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

CARAÍBA	PADDOCKS	DRY STACK	CONVENTIONAL TAILINGS DAM	R75 OPEN PIT	R22 OPEN PIT	R22W OPEN PIT
What is your hazard categorization of this facility, based on the consequence of failure?	Low Risk/ Low Potential	Low Risk/ Low Potential	Low Risk/ Medium Potential	N/A	Low Risk/ Low Potential	N/A
What guideline do you follow for the classification system?	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022
Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm)?	No	No	No	No	No	No
Do you have internal/in-house engineering specialist oversight of this facility? Or do you have external engineering support for this purpose?	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support
Has a formal analysis of the downstream impact on communities, ecosystems, and critical infrastructure in the event of catastrophic failure been undertaken and to reflect final conditions? If so, when did this assessment take place?	Yes (2022)	Yes (2022)	Yes (2024)	Yes (2022)	Yes (2022)	N/A
Is there a) a closure plan in place for this dam, and b) does it include long-term monitoring?	Yes	Yes	Yes	Yes	Yes	Yes

ERO 2025 SUSTAINABILITY REPORT83 Sustainability at Ero Responsible Mining People Environment CARAÍBA PADDOCKS DRY STACK CONVENTIONAL TAILINGS DAM R75 OPEN PIT R22 OPEN PIT R22W OPEN PIT Have you or do you plan to assess your tailings facilities against the impact of more regular extreme weather events as a result of climate change, e.g., over the next two years? Yes Yes Yes Yes Yes Yes Any other relevant information and supporting documentation. Please state if you have omitted any other exposure to tailings facilities through any joint ventures you may have. Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+

84 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

ENVIRONMENT

2025 Tailings Storage Facility Inventory

XAVANTINA	NON-INERT TAILINGS DAM (POND 1 – CIL TAILS)	INERT TAILINGS DAM (POND 2 – FLOTATION TAILS)	INERT TAILINGS DAM (POND 3 – FLOTATION TAILS)
Location	-14°38'26.700"/-52°29'49.000"	-14°38'20.200"/-52° 29' 55.000"	-14°38'20.200"/-52°29'55.000"
Ownership	Subsidiary (97.6% owned by Ero)	Subsidiary (97.6% owned by Ero)	Subsidiary (97.6% owned by Ero)
Status	Active	Active	Active
Date of initial operation	April 2012	April 2012	April 2012
Is the facility currently operated or closed according to the approved design?	Yes	Yes	Yes
Construction method	Excavated pit and single-stage earthfill dam lined with HDPE	Excavated pit and single-stage rockfill dam (segmented ring dyke)	Excavated pit and single-stage rockfill dam (segmented ring dyke)
Deposition method	Wet tailings	Wet tailings	Wet tailings
Current maximum height	4 m	11 m	12 m
Permitted maximum storage capacity	124,940 m^3	128,800 m^3	131,001 m^3
Current volume of tailings stored	67,908 m^3	111,439 m^3	131,625 m^3
Additional planned tailings storage over next five years	0 m^3	450,000 m^3	450,000 m^3
Most recent Independent Expert Review	March 2026	March 2026	March 2026
Do you have full and complete engineering records for design, construction, operation, maintenance, and closure?	Yes	Yes	Yes
What is your hazard categorization of this facility, based on the consequence of failure?	Low Risk/High Potential	Low Risk/High Potential	Low Risk/High Potential

85 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

XAVANTINA	NON-INERT TAILINGS DAM (POND 1 – CIL TAILS)	INERT TAILINGS DAM (POND 2 – FLOTATION TAILS)	INERT TAILINGS DAM (POND 3 – FLOTATION TAILS)
What guideline do you follow for the classification system?	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022	Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022
Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm)?	No	No	No
Do you have internal/in-house engineering specialist oversight of this facility? Or do you have external engineering support for this purpose?	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support
Has a formal analysis of the downstream impact on communities, ecosystems, and critical infrastructure in the event of catastrophic failure been undertaken and to reflect final conditions? If so, when did this assessment take place?	Yes (2026)	Yes (2026)	Yes (2026)
Is there a) a closure plan in place for this dam, and b) does it include long-term monitoring?	Yes	Yes	Yes
Have you or do you plan to assess your tailings facilities against the impact of more regular extreme weather events as a result of climate change, e.g., over the next two years?	Yes	Yes	Yes
Any other relevant information and supporting documentation. Please state if you have omitted any other exposure to tailings facilities through any joint ventures you may have.	Please refer to the 2025 technical report titled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil" for additional scientific and technical information available on the Company's website and on SEDAR+	Please refer to the 2025 technical report titled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil" for additional scientific and technical information available on the Company's website and on SEDAR+	Please refer to the 2025 technical report titled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil" for additional scientific and technical information available on the Company's website and on SEDAR+

ERO 2025 SUSTAINABILITY REPORT86 Sustainability at Ero Responsible Mining People Environment E N V IRON M E NT 2025 Tailings Storage Facility Inventory TUCUMÃ GEOMEMBRANE-LINED TAILINGS STORAGE FACILITY WITH CO-DISPOSAL OF WASTE ROCK AND TAILINGS Location -'06°51'42.0"/-51°27'11.9 Ownership Subsidiary (99.6% owned by Ero) Status Active Date of initial operation October 2023 Is the facility currently operated or closed according to the approved design? Yes Construction method Co-disposal pile Deposition method Filtered (dewatered) tailings Current maximum height 77 m Permitted maximum storage capacity 1,920,000 m³ Current volume of tailings stored 1,890,000 m³ Additional planned tailings storage over next 5 years 8,820,118 m³ Most recent Independent Expert Review May 2026 Do you have full and complete engineering records for design, construction, operation, maintenance, and closure? Yes What is your hazard categorization of this facility, based on the consequence of failure? A failure assessment study is expected to be completed by December 2026 What guideline do you follow for the classification system? Federal Law No. 12,334/2010, Federal Law No. 14,066/2020, Mining Agency Resolution N 95/2022

ERO 2025 SUSTAINABILITY REPORT87 Sustainability at Ero Responsible Mining People Environment TUCUMÃ GEOMEMBRANE-LINED TAILINGS STORAGE FACILITY WITH CO-DISPOSAL OF WASTE ROCK AND TAILINGS Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm)? No Do you have internal/in-house engineering specialist oversight of this facility? Or do you have external engineering support for this purpose? Yes, internal and external support Has a formal analysis of the downstream impact on communities, ecosystems, and critical infrastructure in the event of catastrophic failure been undertaken and to reflect final conditions? If so, when did this assessment take place? A failure assessment study is expected to be completed by December 2026 Is there a) a closure plan in place for this dam, and b) does it include long-term monitoring? Yes Have you or do you plan to assess your tailings facilities against the impact of more regular extreme weather events as a result of climate change, e.g., over the next two years? Yes Any other relevant information and supporting documentation. Please state if you have omitted any other exposure to tailings facilities through any joint ventures you may have. Please refer to the 2021 technical report titled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update” for additional scientific and technical information available on the Company’s website and on SEDAR+

ERO 2025 SUSTAINABILITY REPORT88 Sustainability at Ero Responsible Mining People Environment GRI Index Statement of use: Ero Copper Corp. has reported with reference to the GRI Standards for the period January 1, 2025 – December 31, 2025. GRI 1 used: Foundation 2021 Applicable GRI Sector Standard: GRI 14 – Mining Sector 2024 GRI DISCLOSURE DISCLOSURE TITLE 2025 DISCLOSURE RESPONSE/REFERENCE GRI 14 SECTOR STANDARD GRI 2: GENERAL DISCLOSURES 2021 The Organization and its Reporting Practices 2-1 Organizational Details About Ero Copper > Page 4 2-2 Entities included in the organization’s sustainability reporting About This Report > Page 4 2-3 Reporting period, frequency and contact point About This Report > Page 4 2-4 Restatements of information Continual enhancement to our data collection processes and systems, changes in standards or metrics, or discovered errors may lead to revisions of data in this Report or previous reports. These restatements are included as footnotes where applicable. 2-5 External assurance Ero did not seek external assurance for the information presented in the 2025 Sustainability Report. Activities and Workers 2-6 Activities, value chain and other business relationships About Ero Copper > Page 4 Our Operations > Pages 6–7 2-7 Employees ESG Performance Data – Workforce > Page 48 2-8 Workers who are not employees ESG Performance Data – Workforce > Page 48

ERO 2025 SUSTAINABILITY REPORT89 Sustainability at Ero Responsible Mining People Environment GRI DISCLOSURE DISCLOSURE TITLE 2025 DISCLOSURE RESPONSE/REFERENCE GRI 14 SECTOR STANDARD Governance 2-9 Governance structure and composition Corporate Governance > Page 19 Sustainability Governance > Page 20 2025 Annual Information Form > Pages 143–145 2-10 Nomination and selection of the highest governance body Corporate Governance > Page 19 2-11 Chair of the highest governance body Corporate Governance > Page 19 2025 Annual Information Form > Page 143 2-12 Role of the highest governance body in overseeing the management of impacts Corporate Governance > Page 19 Sustainability Governance > Page 20 Risk Management > Page 27 2-13 Delegation of responsibility for managing impacts Sustainability Governance > Page 20 Risk Management > Page 27 2-14 Role of the highest governance body in sustainability reporting Sustainability Governance > Page 20 2-15 Conflicts of interest Corporate Governance > Page 19 2025 Annual Information Form > Page 147 2-16 Communication of critical concerns Ethics and Compliance > Page 22 2-17 Collective knowledge of the highest governance body Corporate Governance > Page 19 2-18 Evaluation of the performance of the highest governance body Corporate Governance > Page 19 2026 Management Information Circular > Pages 84–95 2-19 Remuneration policies Corporate Governance > Page 19 2026 Management Information Circular > Pages 35–41, 69–70

ERO 2025 SUSTAINABILITY REPORT90 Sustainability at Ero Responsible Mining People Environment GRI DISCLOSURE DISCLOSURE TITLE 2025 DISCLOSURE RESPONSE/REFERENCE GRI 14 SECTOR STANDARD 2-20 Process to determine remuneration Corporate Governance > Page 19 2026 Management Information Circular > Page 37 Strategy, Policies and Practices 2-22 Statement on sustainable development strategy Message from Our CEO > Page 8 Sustainability at Ero > Pages 11–12 2-23 Policy commitments Ethics and Compliance > Page 22 Human Rights and Responsible Procurement > Pages 25–26 Code of Business Conduct and Ethics Anti-Corruption Policy Environmental Policy Global Human Rights Policy Health and Safety Policy 2-24 Embedding policy commitments Ethics and Compliance > Page 22 Human Rights and Responsible Procurement > Pages 25–26 Health and Safety > Pages 29–30 2-25 Processes to remediate negative impacts Ethics and Compliance > Page 22 Human Rights and Responsible Procurement > Pages 25–26 2-26 Mechanisms for seeking advice and raising concerns Ethics and Compliance > Page 22 Ethics Hotline 2-27 Compliance with laws and regulations Ethics and Compliance > Page 22 ESG Performance Data — Compliance > Page 56 2-28 Membership associations ESG Performance Data — Memberships and Associations > Page 47

ERO 2025 SUSTAINABILITY REPORT91 Sustainability at Ero Responsible Mining People Environment GRI DISCLOSURE DISCLOSURE TITLE 2025 DISCLOSURE RESPONSE/REFERENCE GRI 14 SECTOR STANDARD Stakeholder Engagement 2-29 Approach to stakeholder engagement Stakeholder Engagement > Pages 13–14 2-30 Collective bargaining agreements ESG Performance Data — Collective Bargaining Agreements > Page 52 GRI 3: MATERIAL TOPICS 2021 3-1 Process to determine material topics Our Priorities > Page 10 3-2 List of material topics Our Priorities > Page 10 GRI 200: ECONOMIC GRI 201: Economic Performance 3-3 Management of material topics People, Leadership, and Performance > Pages 31–32 2025 Annual Report > Pages 16–24 14.9.1 14.23.1 201-1 Direct economic value generated and distributed ESG Performance Data — Direct Economic Value Generated and Distributed > Page 46 14.9.2 14.23.2 201-2 Financial implications and other risks and opportunities due to climate change Climate > Page 38 201-3 Defined benefit plan obligations and other retirement plans 2026 Management Information Circular > Page 66 Ero does not have a defined benefit or defined contribution pension plan. 201-4 Financial assistance received from government Ero did not receive financial assistance from the government. 14.23.3

92 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 203: Indirect Economic Impacts			
3-3	Management of material topics	United Nations Sustainable Development Goals › Pages 15–17 Responsible Water Management › Pages 36–37	14.9.1
203-1	Infrastructure investments and services supported	United Nations Sustainable Development Goals › Pages 15–17 Responsible Water Management › Pages 36–37	14.9.3
203-2	Significant indirect economic impacts	United Nations Sustainable Development Goals › Pages 15–17	14.9.4
GRI 204: Procurement Practices			
3-3	Management of material topics	Human Rights and Responsible Procurement › Page 25	14.9.1
204-1	Proportion of spending on local suppliers	ESG Performance Data – Direct Economic Value Generated and Distributed › Page 46 Ero does not currently disclose the proportion of spending on local suppliers as a quantitative metric.	14.9.5
GRI 205: Anti-Corruption			
3-3	Management of material topics	Ethics and Compliance › Page 22	14.22.1
205-1	Operations assessed for risks related to corruption	Ethics and Compliance › Page 22	14.22.2
205-2	Communication and training about anti-corruption policies and procedures	Ethics and Compliance › Page 22	14.22.3
205-3	Confirmed incidents of corruption and actions taken	During the reporting period, there were no reported incidents of corruption.	14.22.4

93 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 300: ENVIRONMENTAL			
GRI 302: Energy			
3-3	Management of material topics	Environmental Management and Monitoring › Page 35 Climate › Page 38	14.1.1
302-1	Energy consumption within the organization	ESG Performance Data – Energy › Pages 57–63	14.1.13
302-3	Energy intensity	Ero reports metal production in copper equivalent (Page 45) and total energy consumed (Page 57), but does not report energy consumption relative to copper-equivalent production.	14.1.15
302-5	Reductions in energy requirements of products and services	Ero Copper's primary activities involve the extraction and processing of mineral resources. The energy requirements of its sold products are not applicable to its operations.	
GRI 303: Water and Effluents 2018			
3-3	Management of material topics	Responsible Water Management › Pages 36–37	14.7.1
303-1	Interactions with water as a shared resource	Responsible Water Management › Pages 36–37	14.7.2
303-2	Management of water discharge-related impacts	Responsible Water Management › Pages 36–37	14.7.3
303-3	Water withdrawal	ESG Performance Data – Water › Pages 67–70	14.7.4
303-4	Water discharge	Ero does not currently report water discharge data separately from water withdrawal and consumption for mineral processing.	14.7.5
303-5	Water consumption	ESG Performance Data – Water › Page 71	14.7.6

94 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 304: Biodiversity			
3-3	Management of material topics	Biodiversity › Pages 40–41 ESG Performance Data – Land Disturbed and Rehabilitaed › Page 73	14.4.1 14.4.3
304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Biodiversity › Pages 40–41	
304-2	Significant impacts of activities, products and services on biodiversity	Biodiversity › Pages 40–41	
304-3	Habitats protected or restored	Biodiversity › Pages 40–41	
304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations	Ero does not currently disclose IUCN Red List species data.	
GRI 305: Emissions			
3-3	Management of material topics	Climate › Page 38	14.1.1 14.3.1
305-1	Direct (Scope 1) GHG emissions	ESG Performance Data – Emissions › Pages 64–65	14.1.6
305-2	Energy indirect (Scope 2) GHG emissions	ESG Performance Data – Emissions › Pages 64–65	14.1.7
305-4	GHG emissions intensity	ESG Performance Data – Emissions › Page 66	14.1.9
305-5	Reduction of GHG emissions	Climate › Page 38	
305-6	Emissions of ozone-depleting substances (ODS)	Not applicable. Ero does not emit ozone-depleting substances from its operations and activities.

95 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 306: Waste			
3-3	Management of material topics	Tailings and Waste Management › Pages 42–43 ESG Performance Data – 2025 Tailings Storage Facility Inventory › Pages 83–89	14.5.1 14.6.1 14.6.2 14.6.3
306-1	Waste generation and significant waste-related impacts	Tailings and Waste Management › Pages 42–43	14.5.2
306-2	Management of significant waste-related impacts	Tailings and Waste Management › Pages 42–43	14.5.3
306-3	Waste generated	ESG Performance Data – Mining and Processing Waste › Pages 74–75 Non-Mineral Waste and Recyclable Material › Pages 76–81 Significant Environmental Spills › Page 82	14.5.4 14.15.2
306-4	Waste diverted from disposal	ESG Performance Data – Non-Mineral Waste and Recyclable Material › Pages 76–81	14.5.5
306-5	Waste directed to disposal	ESG Performance Data – Non-Mineral Waste and Recyclable Material › Pages 76–81	14.5.6
GRI 400: SOCIAL			
GRI 401: Employment			
3-3	Management of material topics	People, Leadership, and Performance › Pages 31–32 About Our Teams › Page 33	14.17.1 14.21.1
401-1	New employee hires and employee turnover	ESG Performance Data – New Employee Hires and Employee Turnover › Page 51	14.17.3

96 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 403: Occupational Health and Safety			
3-3	Management of material topics	Risk Management › Page 27 Health and Safety › Pages 29–30 Safety at the Core › Page 32	14.15.1 14.15.4 14.16.1
403-1	Occupational health and safety management system	Health and Safety › Pages 29–30	14.16.2
403-2	Hazard identification, risk assessment, and incident investigation	Health and Safety › Pages 29–30	14.16.3
403-3	Occupational health services	Health and Safety › Pages 29–30	14.16.4
403-4	Worker participation, consultation, and communication on occupational health and safety	Health and Safety › Pages 29–30	14.16.5
403-5	Worker training on occupational health and safety	Health and Safety › Pages 29–30 ESG Performance Data – Training › Page 52	14.16.6
403-6	Promotion of worker health	Health and Safety › Pages 29–30 Safety at the Core › Page 32	14.16.7
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Health and Safety › Pages 29–30	14.16.8
403-8	Workers covered by an occupational health and safety management system	Health and Safety › Pages 29–30	14.16.9
403-9	Work-related injuries	ESG Performance Data – Health and Safety › Pages 53–54	14.16.10

97 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 404: Training and Education			
3-3	Management of material topics	People, Leadership, and Performance › Pages 31–32	14.17.1 14.21.1
404-1	Average hours of training per year per employee	ESG Performance Data – Training › Page 52	14.17.7 14.21.4
404-2	Programs for upgrading employee skills and transition assistance programs	People, Leadership, and Performance › Pages 31–32	14.17.8
GRI 405: Diversity and Equal Opportunity			
3-3	Management of material topics	People, Leadership, and Performance › Pages 31–32 About Our Teams › Page 33	14.21.1
405-1	Diversity of governance bodies and employees	ESG Performance Data – Diversity › Pages 49–50	14.21.5
GRI 406: Non-Discrimination			
3-3	Management of material topics	Ethics and Compliance › Page 22	14.21.1
GRI 407: Freedom of Association and Collective Bargaining			
3-3	Management of material topics	About Our Teams › Page 33 ESG Performance Data – Strikes and Lockouts › Page 55	14.20.1 14.20.3
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Ero is committed to respecting workers' rights, including freedom of peaceful assembly and association, and engagement in collective bargaining as detailed in our Global Human Rights Policy. Our Supplier Code of Conduct requires all our vendors and suppliers adhere to our policy.	14.20.2

98 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

GRI DISCLOSURE	DISCLOSURE TITLE	2025 DISCLOSURE RESPONSE/REFERENCE	GRI 14 SECTOR STANDARD
GRI 408: Child Labour			
3-3	Management of material topics	Human Rights and Responsible Procurement › Pages 25–26 Modern Slavery Act Report 2025	14.18.1
408-1	Operations and suppliers at significant risk for incidents of child labour	Human Rights and Responsible Procurement › Pages 25–26 Modern Slavery Act Report 2025	14.18.2
GRI 409: Forced or Compulsory Labour			
3-3	Management of material topics	Human Rights and Responsible Procurement › Pages 25–26 Modern Slavery Act Report 2025	14.19.1
409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour	Human Rights and Responsible Procurement › Pages 25–26 Modern Slavery Act Report 2025	14.19.2
GRI 413: Local Communities			
3-3	Management of material topics	Stakeholder Engagement › Page 13 United Nations Sustainable Development Goals › Pages 15–17	14.10.1
413-1	Operations with local community engagement, impact assessments, and development programs	United Nations Sustainable Development Goals › Pages 15–17	14.10.2
413-2	Operations with significant actual and potential negative impacts on local communities	Ero does not currently identify specific operations with significant negative impacts on local communities in the 2025 Sustainability Report.	14.10.3

ERO 2025 SUSTAINABILITY REPORT99 Sustainability at Ero Responsible Mining People Environment GRI DISCLOSURE DISCLOSURE TITLE 2025 DISCLOSURE RESPONSE/REFERENCE GRI 14 SECTOR STANDARD GRI 414: Supplier Social Assessment 3-3 Management of material topics Human Rights and Responsible Procurement > Pages 25–26 14.17.1 14.18.1 14.19.1 414-1 New suppliers that were screened using social criteria All new suppliers are screened using social criteria. 14.17.9 14.18.3 14.19.3 414-2 Negative social impacts in the supply chain and actions taken Human Rights and Responsible Procurement > Pages 25–26 Modern Slavery Act Report 2025 14.17.10

100 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

SASB Index

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	2025 DISCLOSURE RESPONSE/REFERENCE
EM-MM-110a.1	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	Metric tonnes (t) CO_2-e, Percentage (%)	ESG Performance Data – Emissions › Pages 64–65 Ero does not operate in regions with emissions-limiting regulations.
EM-MM-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	N/A	Climate › Page 38
EM-MM-120a.1	Air emissions of the following pollutants: (1) CO, (2) NO_x (excluding N_2O), (3) SO_x, (4) particulate matter (PM_{10}), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs)	Metric tonnes (t)	Air Quality and Local Impacts › Page 39
EM-MM-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	Gigajoules (GJ), Percentage (%)	Energy Use › Page 38 ESG Performance Data – Energy Consumed Within the Organization (terajoules) › Pages 61–63
EM-MM-140a.1	(1) Total fresh water withdrawn, (2) total fresh water consumed, percentage of each in regions with high or extremely high baseline water stress	Thousand cubic metres (m^3), Percentage (%)	ESG Performance Data – Water › Pages 67–71
EM-MM-140a.2	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	Number	Ero had no environmental-related non-compliances.
EM-MM-150a.4	Total weight of non-mineral waste generated	Metric tonnes (t)	ESG Performance Data – Non-Mineral Waste and Recyclable Material › Pages 76–81
EM-MM-150a.5	Total weight of tailings produced	Metric tonnes (t)	ESG Performance Data – Mining and Processing Waste › Page 74
EM-MM-150a.6	Total weight of waste rock generated	Metric tonnes (t)	ESG Performance Data – Mining and Processing Waste › Page 74
EM-MM-150a.7	Total weight of hazardous waste generated	Metric tonnes (t)	ESG Performance Data – Non-Mineral Waste and Recyclable Material › Pages 76–81

101 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	2025 DISCLOSURE RESPONSE/REFERENCE
EM-MM-150a.8	Total weight of hazardous waste recycled	Metric tonnes (t)	ESG Performance Data – Non-Mineral Waste and Recyclable Material › Pages 76–81
EM-MM-150a.9	Number of significant incidents associated with hazardous materials and waste management	Number	ESG Performance Data – Significant Environmental Spills › Page 82 Ero has no significant incidents associated with hazardous materials and waste management.
EM-MM-150a.10	Description of waste and hazardous materials management policies and procedures for active and inactive operations	N/A	Tailings and Mine Waste Management › Pages 42–43
EM-MM-160a.1	Description of environmental management policies and practices for active sites	N/A	Environmental Management and Monitoring › Page 35
EM-MM-160a.2	Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation	Percentage (%)	Tailings Management › Page 43
EM-MM-160a.3	Percentage of (1) proved and (2) probable reserves in or near sites with protected conservation status or endangered species habitat	Percentage (%)	Not applicable – no proven and probable reserves in or near sites with protected conservation status or endangered species habitat.
EM-MM-210a.1	Percentage of (1) proved and (2) probable reserves in or near areas of conflict	Percentage (%)	Not applicable – no proven and probable reserves in or near areas of conflict.
EM-MM-210a.2	Percentage of (1) proved and (2) probable reserves in or near Indigenous land	Percentage (%)	Not applicable – no proven and probable reserves in or near Indigenous land.
EM-MM-210a.3	Discussion of engagement processes and due diligence practices with respect to human rights, Indigenous rights, and operation in areas of conflict	N/A	Stakeholder Engagement › Pages 13–14 Human Rights and Responsible Procurement › Pages 25–26 2025 Modern Slavery Report
EM-MM-210b.1	Discussion of process to manage risks and opportunities associated with community rights and interests	N/A	Stakeholder Engagement › Pages 13–14 Human Rights and Responsible Procurement › Pages 25–26 Risk Management › Page 27
EM-MM-210b.2	Number and duration of non-technical delays	Number, Days	Not applicable – no non-technical delays.

102 Sustainability at Ero Responsible Mining People Environment ERO 2025 SUSTAINABILITY REPORT

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	2025 DISCLOSURE RESPONSE/REFERENCE
EM-MM-310a.1	Percentage of active workforce covered under collective bargaining agreements, broken down by U.S. and foreign employees	Percentage (%)	ESG Performance Data – Collective Bargaining Agreements › Page 52
EM-MM-310a.2	Number and duration of strikes and lockouts	Number, Days	ESG Performance Data – Strikes and Lockouts › Page 55
EM-MM-320a.1	(1) MSHA all-incidence rate, (2) fatality rate, (3) near miss frequency rate (NMFR), and (4) average hours of health, safety, and emergency response training for (a) full-time employees and (b) contract employees	Rate	Health and Safety › Pages 29–30 ESG Performance Data – Health and Safety › Pages 53–54
EM-MM-510a.1	Description of the management system for prevention of corruption and bribery throughout the value chain	N/A	Ethics and Compliance › Page 22 Anti-Corruption Policy
EM-MM-510a.2	Production in countries that have the 20 lowest rankings in Transparency International's Corruption Perceptions Index	Metric tonnes (t) saleable	Zero production in countries that have the 20 lowest rankings in Transparency International's Corruption Perceptions Index.
EM-MM-540a.1	Tailings storage facility inventory table: (1) facility name, (2) location, (3) ownership status, (4) operational status, (5) construction method, (6) maximum permitted storage capacity, (7) current amount of tailings stored, (8) consequence classification, (9) date of most recent independent technical review, (10) material findings, (11) mitigation measures, (12) site-specific EPRP	Various	Tailings and Mine Waste Management › Pages 42–43 ESG Performance Data – 2025 Tailings Storage Facility Inventory › Pages 83–89
EM-MM-540a.2	Summary of tailings management systems and governance structure used to monitor and maintain the stability of tailings storage facilities	N/A	Tailings and Mine Waste Management › Pages 42–43 ESG Performance Data – 2025 Tailings Storage Facility Inventory › Pages 83–89
EM-MM-540a.3	Approach to development of Emergency Preparedness and Response Plans (EPRPs) for tailings storage facilities	N/A	Risk Management › Page 27 Tailings and Mine Waste Management › Pages 42–43 ESG Performance Data – 2025 Tailings Storage Facility Inventory › Pages 83–89

ERO 2025 SUSTAINABILITY REPORT103 Sustainability at Ero Responsible Mining People Environment SASB CODE ACCOUNTING METRIC UNIT OF MEASURE 2025 DISCLOSURE RESPONSE/REFERENCE EM-MM-000.A Production of (1) metal ores and (2) finished metal products Metric tonnes (t) saleable ESG Performance Data – Operations > Page 45 EM-MM-000.B Total number of employees, percentage contractors Number, Percentage (%) ESG Performance Data – Workforce > Page 46

ERO 2025 SUSTAINABILITY REPORT104 Sustainability at Ero Responsible Mining People Environment DISCLAIMER ON FORWARD-LOOKING INFORMATION This report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may,” “could,” “would,” “will,” “should,” “intend,” “target,” “plan,” “expect,” “budget,” “estimate,” “forecast,” “schedule,” “anticipate,” “believe,” “continue,” “potential,” “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s ongoing sustainability efforts, including but not limited to the expected benefit or effectiveness of any given program, the Company’s plans for future continuation of environmental remediation efforts and social programs, and the Company’s success in obtaining quality and environmental management certifications. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual results, actions, events, conditions, performance, or achievements to materially differ from those expressed in or implied by the forward-looking statements, including, without limitation, risks discussed in this report and in the Annual Information Form of the Company for the year ended December 31, 2025, dated March 30, 2026 (the “AIF”) under the heading “Risk Factors.” The risks discussed in this report and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward- looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance, or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance, or achievements to differ from those anticipated, estimated, or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements, or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors.” The Company’s forward-looking statements are based on the assumptions, beliefs, expectations, and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this report and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development, and exploration of the Company’s properties and assets; the Company’s ability to generate sufficient cash flows to fund its sustainability programs and community obligations; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development, and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient, and effective manner; workforce continuing to remain healthy in the face of prevailing epidemics, pandemics, or other health risks; political and regulatory stability; the receipt of governmental, regulatory, and third party approvals, licences, and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies, and other factors that could cause actual actions, events, conditions, results, performance, or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this report. Forward-looking statements contained herein are made as of the date of this report and the Company disclaims any obligation to update or revise any forward- looking statement, whether as a result of new information, future events or results, or otherwise, except as and to the extent required by applicable securities laws.

Ero Copper Corp. Suite 1050 – 625 Howe St. Vancouver, BC  V6C 2T6 Canada t: +1 604 429 9244 www.ero.com TSX: ERO  |  NYSE: ERO Concept and design: worksdesign.com